UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)

18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the ‘‘Company’’), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

(1) SUBSCRIPTION OF CONVERTIBLE PREFERRED SHARES AND
WARRANTS BY COUNTRY HILL LIMITED, A WHOLLY-OWNED
SUBSIDIARY OF CHINA INVESTMENT CORPORATION
(2) PRE-EMPTIVE SUBSCRIPTION OF CONVERTIBLE PREFERRED
SHARES AND WARRANTS BY DATANG HOLDINGS (HONGKONG)
INVESTMENT COMPANY LIMITED
(3) PROPOSED SPECIAL MANDATE AND FURTHER SPECIAL
MANDATE TO ISSUE CONVERTIBLE PREFERRED SHARES,
WARRANTS AND ORDINARY SHARES ON CONVERSION OF THE
CONVERTIBLE PREFERRED SHARES
(4) NOTICE OF EXTRAORDINARY GENERAL MEETING

Exclusive Financial Adviser to Semiconductor Manufacturing International Corporation
BofA Merrill Lynch

Independent Financial Adviser to the Independent Board Committee
and the Independent Shareholders

The notice convening an extraordinary general meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Monday, 27 May 2011 at 3 p.m. is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at the extraordinary general meeting in accordance with the instructions printed thereon.

Whether you are able to attend the extraordinary general meeting or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the extraordinary general meeting in person. Only shareholders of record on 27 May 2011 are entitled to attend and vote at the extraordinary general meeting.

* for identification purposes only

12 May 2011

DEFINITIONS

     In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

‘‘Board’’	the board of Directors

‘‘Business Day’’	a day that is not a Saturday, Sunday or a public holiday in Hong Kong or the People’s Republic of China

‘‘Company’’	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the issued Ordinary Shares and American Depositary Shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 981) and the New York Stock Exchange (NYSE: SMI), respectively

‘‘Competitor’’	any entity that provides or that has the capability to provide, directly or indirectly through any subsidiary or affiliate, semiconductor wafer fabrication or foundry services to third parties

‘‘Conversion Rate’’	the number of Ordinary Share(s) into which each Convertible Preferred Share is converted upon conversion, which is initially ten Ordinary Shares per Convertible Preferred Share and subject to adjustment(s)

‘‘Convertible Preferred Share(s)’’	share(s) of US$0.0004 each mandatorily convertible into Share(s) Ordinary Shares of the Company agreed to be issued by the Company to the Investor and Datang

‘‘Datang’’	Datang Holdings (Hongkong) Investment Company Limited, a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

‘‘Datang Announcement’’	the announcement dated 5 May 2011 relating to the pre-emptive subscription by Datang of the Datang Pre-emptive Warrants

‘‘Datang Closing’’	the completion of the Datang Further Subscription pursuant to the terms of the Datang Further Subscription Agreement

‘‘Datang Closing Date’’	the date of the Datang Closing

‘‘Datang Further Subscription’’	the subscription of Datang Pre-emptive Preferred Shares and the Datang Pre-emptive Warrants by Datang pursuant to the exercise of the pre-emptive right by Datang under the Datang Share Purchase Agreement, subject to the obtaining of the Further Special Mandate by the Independent Shareholders

DEFINITIONS

‘‘Datang Further Subscription Agreement’’	the subscription agreement dated 5 May 2011 between the Company and Datang in connection with the Datang Further Subscription

‘‘Datang Further Subscription Price’’	HK$5.39 per Convertible Preferred Share

‘‘Datang Pre-emptive Preferred Shares’’	84,956,858 Convertible Preferred Shares to be issued to Datang pursuant to the exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the Investor Subscription as will result in Datang’s percentage shareholding in the Company not being diluted by the Investor Subscription

‘‘Datang Pre-emptive Securities’’	the Datang Pre-emptive Preferred Shares and the Datang Pre-emptive Warrants

‘‘Datang Pre-emptive Warrants’’	16,991,371 Warrants to be issued to Datang pursuant to the exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the Investor Subscription and the issue of the Investor Warrants as will result in Datang’s percentage shareholding in the Company not being diluted by the Investor Subscription

‘‘Datang Warrant Agreement’’	the warrant agreement to be entered into between the Company and Datang upon the issuance of the Datang Pre-emptive Warrants

‘‘Datang Warrant Preferred Shares’’	the Convertible Preferred Shares deliverable upon exercise of the Datang Pre-emptive Warrants

‘‘Datang Share Purchase Agreement’’	the share purchase agreement dated 6 November 2008 between the Company and Datang

‘‘Director(s)’’	the director(s) of the Company

‘‘EGM’’	the extraordinary general meeting of the Company proposed to be held on or around 27 May 2011 to approve the Investor Subscription, the Datang Further Subscription, the Special Mandate, and the Further Special Mandate

‘‘Further Special Mandate’’	the authority to be granted by the Independent Shareholders to the Directors to allot and issue the Datang Pre-emptive Preferred Shares and the Datang Pre-emptive Warrants under the Datang Further Subscription Agreement and the Datang Warrant Agreement

‘‘Group’’	the Company and its subsidiaries

DEFINITIONS

‘‘Guangdong Securities’’ or ‘‘Independent Financial Adviser’’
Guangdong Securities Limited, a licensed corporation to carry out type 1 (dealing in securities), type 2 (dealing in future contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) of the regulated activities under the SFO, the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the Datang Further Subscription

‘‘HK$’’	Hong Kong dollars, the lawful currency of Hong Kong

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the PRC

‘‘Independent Board Committee’’	an independent board committee of the Board of the Company that consists of all independent non-executive directors of the Company established by the Company

‘‘Independent Shareholders’’	Shareholders other than Datang and its associates (as defined in the Listing Rules) in the case of the Datang Further Subscription

‘‘Investor’’	Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation

‘‘Investor Announcement’’	the announcement dated 18 April 2011 relating to (i) the proposed issue of convertible preferred shares, warrants and warrant preferred shares to Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation, (ii) preemptive right of Datang and (iii) pre-emptive right of TSMC

‘‘Investor Closing’’	the completion of the Investor Subscription pursuant to the terms of the Investor Subscription Agreement

‘‘Investor Closing Date’’	the date of the Investor Closing

‘‘Investor Initial Preferred Shares’’	360,589,053 Convertible Preferred Shares to be issued to the Investor pursuant to the Investor Subscription Agreement

‘‘Investor Nominee’’	the member of the Board nominated by the Investor pursuant to the Investor Subscription Agreement

‘‘Investor Securities’’	the Investor Initial Preferred Shares and the Investor Warrants

‘‘Investor Subscription’’	the subscription of (i) 360,589,053 Convertible Preferred Shares by the Investor at the Investor Subscription Price and (ii) 72,117,810 Warrants by the Investor, subject to the obtaining of the Special Mandate by the Shareholders

DEFINITIONS

‘‘Investor Subscription Agreement’’	the subscription agreement dated 18 April 2011 between the Company and the Investor in connection with the Investor Subscription

‘‘Investor Subscription Price’’	HK$5.39 per Convertible Preferred Share

‘‘Investor Warrant Agreement’’	the warrant agreement to be entered into between the Company and the Investor upon the issuance of the Investor Warrants

‘‘Investor Warrant Preferred Shares’’	the Convertible Preferred Shares deliverable upon exercise of the Investor Warrants

‘‘Investor Warrants’’	the warrants to subscribe for up to 72,117,810 Convertible Preferred Shares pursuant to the Investor Subscription Agreement

‘‘Latest Practicable Date’’	4 May 2011, being the latest practicable date prior to the printing of this circular

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time

‘‘Macau’’	the Macau Special Administrative Region of the PRC

‘‘Ordinary Share(s)’’	share(s) of US$0.0004 each in the share capital of the Company listed on the Main Board of the Stock Exchange

‘‘PRC’’	the People’s Republic of China, and for the purpose of this circular, excluding Hong Kong, Macau and Taiwan

‘‘Relevant Securities’’	any new Ordinary Shares or preferred shares, any securities convertible into or exchangeable into Ordinary Shares or preferred shares or any warrants or other rights to subscribe for Ordinary Shares or preferred shares (which preferred shares carry voting rights in general meetings of the Company)

‘‘SFO’’	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)

‘‘Shanghai Industrial’’	Shanghai Industrial Investment (Holdings) Co. Ltd.

‘‘Shareholder(s)’’	holder(s) of Ordinary Share(s)

‘‘Special Mandate’’	the authority to be granted by the Shareholders to the Directors to allot and issue the Investor Initial Preferred Shares and the Investor Warrants under the Investor Subscription Agreement and the Investor Warrant Agreement

DEFINITIONS

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited

‘‘TSMC’’	Taiwan Semiconductor Manufacturing Company, Ltd.

‘‘TSMC Share and Warrant Issuance Agreement’’	the share and warrant issuance agreement dated 9 November 2009 between the Company and TSMC in connection with the subscription of new Ordinary Shares

‘‘US Securities Act’’	United States Securities Act on 1933, as amended

‘‘US$’’	United States dollars, the lawful currency of the United States of America

‘‘Warrant Preferred Shares’’	the Convertible Preferred Shares deliverable upon exercise of the Warrants

‘‘Warrant(s)’’	warrants to subscribe for the Convertible Preferred Shares of the Company agreed to be issued by the Company to the Investor and to Datang

‘‘%’’	per cent.

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

Executive Director:	Registered Office:
David N. K. Wang	PO Box 309, Ugland House,
(President and Chief Executive Officer)	Grand Cayman, KY1-1104,
Cayman Islands.
Non-Executive Director:
Chen Shanzhi	Principal Place of Business:
Gao Yonggang	18 Zhangjiang Road
Zhou Jie	PuDong New Area
Shanghai 201203
Independent Non-Executive Directors:	People’s Republic of China
Jiang Shang Zhou (Chairman)
Tsuyoshi Kawanishi
Lip-Bu Tan

11 May 2011

To shareholders of the Company

Dear Sir or Madam,

(1) SUBSCRIPTION OF CONVERTIBLE PREFERRED SHARES AND
WARRANTS BY COUNTRY HILL LIMITED, A WHOLLY-OWNED
SUBSIDIARY OF CHINA INVESTMENT CORPORATION
(2) PRE-EMPTIVE SUBSCRIPTION OF CONVERTIBLE PREFERRED
SHARES AND WARRANTS BY DATANG HOLDINGS (HONGKONG)
INVESTMENT COMPANY LIMITED
(3) PROPOSED SPECIAL MANDATE AND FURTHER SPECIAL
MANDATE TO ISSUE CONVERTIBLE PREFERRED SHARES,
WARRANTS AND ORDINARY SHARES ON CONVERSION OF THE
CONVERTIBLE PREFERRED SHARES
(4) NOTICE OF EXTRAORDINARY GENERAL MEETING

INTRODUCTION

     Reference is made to the Investor Announcement and to the Datang Announcement.

* for identification purposes only

LETTER FROM THE BOARD

     The issue of Investor Initial Preferred Shares, Investor Warrants, Investor Warrant Preferred Shares and Ordinary Shares issuable on conversion of the Investor Initial Preferred Shares and the Investor Warrant Preferred Shares to the Investor pursuant to the Investor Subscription Agreement and the Investor Warrant Agreement is proposed to be issued by Special Mandate at the EGM, and is therefore subject to Shareholders’ approval.

     The issue of the Datang Pre-emptive Preferred Shares, Datang Pre-emptive Warrants, Datang Warrant Preferred Shares and Ordinary Shares issuable on conversion of the Datang Pre-emptive Preferred Shares and the Datang Warrant Preferred Shares to Datang pursuant to the Datang Further Subscription Agreement and the Datang Warrant Agreement is proposed to be issued by Further Special Mandate at the EGM, and is therefore subject to Independent Shareholders’ approval.

     The purpose of this circular is to provide you with (i) details regarding the Investor Subscription; (ii) details regarding the Datang Further Subscription; (iii) details regarding the granting of a Special Mandate and the Further Special Mandate; and (iv) a notice to convene the EGM.

I	THE INVESTOR SUBSCRIPTION

A The Investor Subscription Agreement
     On 18 April 2011, the Company entered into the Investor Subscription Agreement with Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation whereby (i) the Company has conditionally agreed to allot and issue to the Investor, and the Investor has conditionally agreed to subscribe for 360,589,053 Convertible Preferred Shares at an Investor Subscription Price of HK$5.39 per Convertible Preferred Share (the ‘‘Investor Initial Preferred Shares’’) and (ii) the Company will issue 72,117,810 Warrants to the Investor to subscribe, in aggregate, up to 72,117,810 Warrant Preferred Shares (assuming a full exercise of the Warrants) at an exercise price of HK$5.39 per Warrant (the ‘‘Investor Warrants’’ and, together with the Investor Initial Preferred Shares, the ‘‘Investor Securities’’). The principal terms of the Investor Subscription Agreement are as follows:

Date

18 April 2011

Parties

(i)	The Company, as the issuer; and

(ii)	Investor as the subscriber of (a) 360,589,053 Convertible Preferred Shares and (b) 72,117,810 Warrants.

LETTER FROM THE BOARD

Interest to be acquired

     The Investor Initial Preferred Shares represent (i) approximately 13.2% of the existing issued share capital of the Company as at the date of the Investor Announcement (assuming full conversion thereof); and (ii) approximately 11.6% of the issued share capital of the Company as enlarged by the issue of the Investor Initial Preferred Shares (assuming full conversion thereof).

The consideration of the Investor Securities and the Investor Subscription Price

     The Investor Subscription Price of HK$5.39 per Investor Initial Preferred Share is reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial Conversion Rate) and the total cash consideration payable by the Investor is US$250 million (equivalent to approximately HK$1,943.6 million, using the exchange rate of US$1 = HK$7.7743).

     The Investor Subscription Price represents (i) a discount of approximately 11.6% to the last traded price of the Ordinary Shares of HK$0.61 per Ordinary Share at the end of the trading session ended at 4.00 p.m. on the date of the Investor Announcement; (ii) a discount of approximately 10.2% to the average closing price of HK$0.60 per Ordinary Share as quoted on the Stock Exchange for the last five trading days up to and including the last full trading day prior to the date of the Investor Announcement; and (iii) a discount of approximately 11.6% to the average closing price of HK$0.61 per Ordinary Share as quoted on the Stock Exchange for the last ten trading days up to and including the last full trading day prior to the date of the Investor Announcement.

Dividend entitlements

     The Convertible Preferred Shares will rank pari passu in respect of entitlement to dividends and other income distribution as Ordinary Shares as if the Convertible Preferred Shares had been converted into Ordinary Shares for the relevant accounting period.

Capital

     On a liquidation, dissolution, winding up (whether voluntary or involuntary) or return or reduction of capital of the Company (but not on conversion of the Convertible Preferred Shares or any repurchases by the Company of any Convertible Preferred Shares or Ordinary Shares) the assets of the Company available for distribution among the members will be applied first in paying to the holders of the Convertible Preferred Shares and holders of other preference shares of the Company an amount in repayment of capital equal to the amount paid up or credited as paid up on such shares in priority to:

(A) any payment to the holders of Ordinary Shares; and

LETTER FROM THE BOARD

(B)	any other obligations ranking pari passu with the claims of the holders of Ordinary Shares.

Ranking

     The Investor Initial Preferred Shares will, upon issue, rank (a) pari passu with the claims of holders of (i) any class of preferred share capital of the Company and (ii) other obligations of the Company which rank pari passu with the Convertible Preferred Shares or such preferred shares, and (b) in priority (including with respect to distribution of proceeds upon any liquidation event up to the amount paid up) to any payment to the holders of Ordinary Shares of the Company and other obligations of the Company, incurred directly or indirectly by it, which rank, or are expressed to rank, pari passu the claims of the Ordinary Shares.

Conversion right

     The holders of the Convertible Preferred Shares will have the right at any time to convert (in whole or in part) their Convertible Preferred Shares into fully paid Ordinary Shares at the Conversion Rate (which shall be for a minimum amount of 70,000,000 Convertible Preferred Shares or, if less than 70,000,000 Convertible Preferred Shares are then held by the Investor, all of such Convertible Preferred Shares). The holders of the Convertible Preferred Shares are not required to pay any amount for conversion of their Convertible Preferred Shares into Ordinary Shares. The Ordinary Shares issued upon conversion will be credited as fully paid, and will rank pari passu in all respects with the other Ordinary Shares in issue as at the date of the conversion, and will be allotted and issued free from all liens, charges and encumbrances and together with all rights attaching thereto upon allotment and issue and at any time thereafter, including all rights to any dividend or other distribution declared, made or payable by reference to a record date falling on or after the date of the conversion notice.

Mandatory Conversion Date

     The Convertible Preferred Shares will be mandatorily converted into Ordinary Shares at the then applicable Conversion Rate on the day immediately following the expiry of twelve months commencing from the Investor Closing Date as if the holder of the Convertible Preferred Shares has elected to convert its Convertible Preferred Shares into Ordinary Shares on the mandatory conversion date.

Adjustment to Conversion Rate

     The initial Conversion Rate will be ten Ordinary Shares per Convertible Preferred Share (subject to adjustments as described below).

LETTER FROM THE BOARD

The initial Conversion Rate is subject to adjustment upon the occurrence of certain prescribed events, among other things, capitalisation of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights.

In the event of any issue of any Ordinary Share or any securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, any Ordinary Share, the Conversion Rate in force immediately before such issue will be adjusted to compensate the holders of Convertible Preference Shares by reference to the lowest of:

(i)	the reference price per Ordinary Share which initially is HK$0.5390 (subject to adjustment as described in this section);

(ii)	the amount which represents:

	a.	in respect of any rights issue of Ordinary Shares by the Company, 90% of the relevant theoretical ex-rights price for an Ordinary Share under that rights issue;

	b.	in respect of any issue of securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, Ordinary Share(s):

(1) in the case of options, warrants or similar instruments, the aggregate of the subscription price or premium for such instrument and the initial exercise price at which the holder of such instrument may subscribe for Ordinary Shares;

(2) in the case of convertible bonds or convertible shares or similar instruments, the initial conversion price at which such instrument may be converted into Ordinary Shares; or

(3) in any other case, the aggregate price paid and initially payable by the subscriber of such securities in order to receive Ordinary Shares; and

	c.	in respect of any other issue of Ordinary Shares by the Company, the relevant issue price for an Ordinary Share under that issue;

(iii)	the amount which represents a discount of 10% to the arithmetic average of the daily volume weighted average price for an Ordinary Share as shown on the VAP page of Bloomberg for the:

	a.	ten consecutive trading days immediately after the date on which the relevant issue is announced; or

LETTER FROM THE BOARD

b.	in the case of a rights issue, ten consecutive trading days immediately after the ex-rights date; or

c.	if the reference price to determine the issue price is based on share prices for a period after the relevant issue is announced, all the trading days during that period.

    The adjustment will become effective immediately following the date of the issuance of the new securities.

    No adjustment to the Conversion Rate will be made which has the effect or result of: (i) reducing the initial Conversion Rate upon the issue of the Convertible Preferred Shares, except upon any consolidation of Ordinary Shares or any corporate exercise with the effect of increasing the nominal value of the Ordinary Shares; or (ii) any Ordinary Share, upon conversion, falling to be issued at a price below the nominal value of the Ordinary Share.

Voting

    The Convertible Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of members of the Company. Each Convertible Preferred Share will confer on its holder such number of voting rights as if the Convertible Preferred Share had been converted into Ordinary Shares.

Consent

    Except with the consent or sanction of at least 75 per cent. of the vote of the holders of the Convertible Preferred Shares given at a separate class meeting, no resolution may be made by the Company to amend the terms of the Convertible Preferred Shares.

Transferability

    The Convertible Preferred Shares will be freely transferrable save as provided for under the terms of the Investor Subscription Agreement.

Redemption

    The Convertible Preferred Shares are non-redeemable.

Protection

    The Company has undertaken to each holder of Convertible Preferred Shares (including but not limited to) (i) that all the Ordinary Shares upon conversion will be duly and validly allotted and issued as fully paid or credited as fully paid and free from all liens, charges and encumbrances; (ii) that it will not in any way vary the rights attached to any class or series of shares, or attach any restriction to any class or series of shares, to the extent that such variation would have the effect of varying the rights attaching to the Convertible Preferred Shares, without prior written approval of 75 per cent. of the holders of Convertible Preferred Shares; (iii) that there will not be shares of different nominal values in issue at any time; (iv) it will not without prior written approval of 75 per cent. of the holders of Convertible Preferred Shares, take any steps to or so as to liquidate, dissolve or windup the Company or any of its subsidiaries unless such liquidation, dissolution or winding-up will not have a material adverse effect; (v) it will not make any reduction or redemption of capital, share premium account or capital redemption reserve involving repayment of money to its shareholders or reduce any uncalled liability in respect of any issued share except in certain situations; and (vi) it will not enter into any agreement, instrument or other document whatsoever binding on it which may result in any breach of the memorandum and articles of association of the Company.

LETTER FROM THE BOARD

     The terms of the Convertible Preferred Shares are set out in Appendix III to this circular, and will be adopted by the Company by way of board resolution pursuant to the Articles of Association of the Company.

Conditions of the Investor Subscription

    Completion of the Investor Subscription is conditional upon the following:

(i)	the Investor having completed to its reasonable satisfaction its inspection and investigation as to the Group, including, without limitation, the financial and legal aspects of the Group;

(ii)	the Company having obtained the approval of the Shareholders in the EGM of the Special Mandate to approve the issue of the Investor Initial Preferred Shares and the Investor Warrants issuable at the Investor Closing pursuant to the Investor Subscription Agreement, the Convertible Preferred Shares upon exercise of the Investor Warrants and the Ordinary Shares upon conversion of the Investor Initial Preferred Shares and the Convertible Preferred Shares issuable upon the exercise of the Investor Warrants (including those Ordinary Shares issuable as a result of any adjustment to the Conversion Rate pursuant to the rights of the Convertible Preferred Shares);

(iii)	approval for the issue of the Investor Initial Preferred Shares issuable at the Investor Closing and the Investor Warrants issuable at the Investor Closing, the Convertible Preferred Shares issuable upon the exercise of the Investor Warrants and the listing of, and permission to deal in the Ordinary Shares to be issued upon conversion of such Convertible Preferred Shares (including those Ordinary Shares issuable as a result of any adjustment to the Conversion Rate pursuant to the rights of the Convertible Preferred Shares) shall have been duly obtained from the Stock Exchange and approval not subsequently being revoked prior to the Investor Closing;

LETTER FROM THE BOARD

(iv)	no event which may have any material adverse effect in respect of the Company and its subsidiaries taken as a whole having occurred;

(v)	the Company having duly executed and delivered to the Investor certain documents as specified in the Investor Subscription Agreement; and

(vi)	representations and warranties of the Investor and the Company being true and correct in all material respects as of the date of the Investor Subscription Agreement and as of the Investor Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which will be true and correct as of such specified date), and the Investor and the Company having performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Investor Subscription Agreement to be performed, satisfied or complied with by Investor and the Company at or prior to the Investor Closing Date.

Termination of the Investor Subscription Agreement

    The Investor Subscription Agreement may be terminated at any time prior to 10: 00 a.m., Hong Kong time on the Investor Closing Date:

(i)	by mutual agreement of the Company and the Investor;

(ii)	by the Company or the Investor if the Investor Closing Date has not occurred by 31 July 2011 or any other date as may be agreed between the parties provided that the right to terminate the Investor Subscription Agreement in this sub-paragraph (ii) will not be available to a party if such party’s action or failure to act has been a principal cause of or resulted in the failure of the Investor Closing to occur on or before such date and such action or failure to act constitutes breach of the Investor Subscription Agreement;

(iii)	by the Company or Investor if any legislative body, court, administrative agency or commission or other governmental authority, instrumentality, agency or commission has enacted, issued, promulgated, enforced or entered any law or governmental regulation or order which has the effect of prohibiting the issuance of the Investor Securities;

(iv)	by the Investor if there has been a material breach of any representation or warranty of the Company that would have a material adverse effect on the Company or any material breach of any covenant or agreement of the Company; and

(v)	by the Company if there has been a material breach of any representation, warranty, covenant or agreement of the Investor contained in the Investor Subscription Agreement.

LETTER FROM THE BOARD

Pre-emptive Rights

    The Investor will have the following right to subscribe for (subject to any authorisation, consent, approval, licence or notification required for the purposes of or as a consequence of the Investor Subscription either from governmental, regulatory or other public bodies):

(i)	whilst any Convertible Preferred Shares issued to and beneficially owned by the Investor (and/or its permitted transferee) remain unconverted and to the extent that the original percentage of issued share capital of the Company held by the Investor (and/or its permitted transferee) on a fully-diluted basis through such Convertible Preferred Shares immediately prior to the issue is reduced as a result of the issue of Relevant Securities (after having taken into account any adjustment to the conversion rate), such number of additional Convertible Preferred Shares (bearing the same conversion rate as the existing issued Convertible Preferred Shares having reflected the adjustment) so as to enable the Investor to hold, after the issue of the Relevant Securities, a pro rata portion of the issued share capital of the Company (on a fully-diluted basis) equal to the original percentage; and

(ii)	to the extent that any of the Convertible Preferred Shares held by the Investor have been converted and Investor is holding Ordinary Shares issued as a result of the conversion, such number of additional Relevant Securities so as to enable the Investor to hold, after the issue of the Relevant Securities, a pro rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company represented by the converted Ordinary Shares then beneficially owned by the Investor immediately prior to the issuance of the Relevant Securities.

Right to Nominate an Investor Nominee to the Board

    The Investor will have the right to nominate one member of the Board provided that:

(i)	the nomination and appointment of the Investor Nominee is considered by the Board (excluding the Investor Nominee) to be in the best interest of the Company and its shareholders as a whole; and

(ii)	the Investor Nominee has passed the Company’s conflict and background check in accordance with common and usual standards and policies generally applicable to the appointment and nomination of a director of the Company.

    The Company will use all reasonable efforts to give effect to the appointment of the Investor Nominee to the Board as soon as practicable after the Investor Closing, and no later than 31 August 2011.

LETTER FROM THE BOARD

Lock-up Undertaking

    The Investor will be restricted from selling, or transferring the Investor Initial Preferred Shares, any Convertible Preferred Shares issued upon the exercise of the Investor Warrants and any additional Convertible Preferred Shares or Warrants subscribed for a period of 2 years from the Investor Closing Date, except that the Investor may transfer any Convertible Preference Shares or Ordinary Shares to any wholly-owned subsidiaries of China Investment Corporation. The Lock-up Undertaking will cease to apply where any of the following members of the senior management of the Company, being Mr. David N.K. Wang, Mr. Gary Tseng, Mr. Simon Yang, Mr. Chris Keh-Fei Chi and Mr. Barry Quan, cease their employment with the Company within a period of (2) years commencing from the Investor Closing Date, except where they ceased their employment as a result of misconduct, or as a result of health conditions.

Restriction on transfers to a Competitor

    The Investor has agreed to refrain from transferring to a Competitor, directly or indirectly, the Convertible Preferred Shares, the Investor Warrants, or any Ordinary Shares issued upon conversion of the Convertible Preferred Shares except where there is a genuine open market sale, with the written consent of the Board, or for accepting a general offer which has become unconditional or where the offeror has become entitled to exercise compulsory acquisition rights.

Completion of the Investor Subscription

    The first business day after the satisfaction or waiver of the conditions to the Investor Closing, or at such other time, date and location as is mutually agreed in writing by the Company and the Investor.

B     Investor Warrant Agreement

Date

    To be entered into on the Investor Closing Date, pursuant to the Investor Subscription Agreement.

Parties

(i)	The Company, as the issuer; and

(ii)	The Investor, as the subscriber of 72,117,810 Warrants.

Consideration

    The Investor Warrants are issued as part of the Investor Subscription.

LETTER FROM THE BOARD

Exercise of the Investor Warrants

    The Investor may exercise, in whole or in part, the Warrants on any business day on or prior to 11: 59 p.m., Hong Kong time, on the date that is 12 months from the date of the Investor Warrant Agreement (which will be entered into on the Investor Closing Date). Upon exercise, the Warrants will be converted into Warrant Preferred Shares. Each partial exercise shall be for a minimum subscription of 15,000,000 Warrant Preferred Shares, or, if less than 15,000,000 Warrant Preferred Shares are issuable under the Warrants then held by the Investor, for all of such number of Warrant Preferred Shares issuable under the Warrants then held by the Investor. Any unexercised Warrants will lapse after the date that is 12 months from the date of the Investor Warrant Agreement.

Exercise Price

    HK$5.39 per Warrant is equivalent to the Investor Subscription Price for the Investor Initial Preferred Shares and is reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial Conversion Rate).

    On the basis of the initial Conversion Rate of ten (10) Ordinary Shares to one (1) Warrant Preferred Share, the exercise price represents:

(i)	a discount of approximately 11.6% to the last closing price of the Ordinary Shares of HK$0.61 per Ordinary Share on the last full trading day immediately before the execution of the Investor Subscription Agreement;

(ii)	a discount of approximately 10.2% to the average closing price of HK$0.60 per Ordinary Share as quoted on the Stock Exchange for the last five trading days up to and including the last full trading day immediately before the execution of the Investor Subscription Agreement; and

(iii)	a discount of approximately 11.6% to the average closing price of HK$0.61 per Ordinary Share as quoted on the Stock Exchange for the last ten trading days up to and including the last full trading day immediately before the execution of the Investor Subscription Agreement.

Adjustment of Exercise Price

    No adjustment will be made to the exercise price of the Investor Warrants nor the number of Warrant Preferred Shares issuable upon exercise of each Warrant.

LETTER FROM THE BOARD

Investor Warrant Preferred Shares

    Up to 72,117,810 Warrant Preferred Shares, representing (i) approximately 2.6% of the existing issued share capital of the Company as at the date of the Investor Announcement (assuming full conversion thereof); and (ii) approximately 2.3% of the issued share capital as enlarged by the Investor Subscription, assuming a full exercise of the Investor Warrants (assuming full conversion thereof).

    The Warrant Preferred Shares will not be adjusted but will bear a conversion rate for conversion into Ordinary Shares that may be adjusted as described in the section ‘‘A. Investor Subscription Agreement — Adjustment to Conversion Rate’’ above. The Warrant Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of members of the Company. Each Warrant Preferred Share will confer on its holder such number of voting rights as if the Warrant Preferred Share had been converted into Ordinary Shares.

Transferability

    Save as to transfers to any wholly-owned subsidiary of China Investment Corporation, the Investor Warrants are not transferable without the prior written approval of the Company.

No Listing of the Investor Warrants

    No application will be made for a listing of the Investor Warrants on the Stock Exchange or any other stock exchange.

C	Basis of determination of the consideration and the terms of the Convertible Preferred Shares pursuant to the Investor Subscription

    The Investor Subscription Price was arrived at after arm’s length negotiations between the Company and the Investor.

    The aggregate consideration for the (i) issue of 360,589,053 Convertible Preferred Shares and (ii) 72,117,810 Warrants to the Investor was arrived at after arm’s length negotiations between the Company and the Investor. On this basis, the Board considers the basis of determination of the Investor Subscription Price and the aggregate consideration for the Investor Securities to be fair and reasonable and is in the interests of the Shareholders as a whole.

    The Board considers that pricing the Convertible Preferred Shares at the Investor Subscription Price (a 10% investment discount to 5 day Volume Weighted Average Price of the Ordinary Shares of the Company) to be an appropriate discount for raising a large amount of equity capital from a single investor, and compares favourably to the terms currently necessary to execute a more widely marketed offering for the Company. On this basis, the 10% discount to the theoretical ex-rights price or the actual ex-rights price of the ordinary shares (in relation to the adjustment provisions in certain equity related financing activities) is also fair and reasonable, as it returns the holder of Convertible Preferred Shares to the same position with regards to the prevailing value as at the time of the Investor Subscription Agreement to invest at a 10% discount to the then market price of Ordinary Shares.

LETTER FROM THE BOARD

     The Board considers that the pre-emptive rights are fair and reasonable in the context of obtaining a large commitment of equity capital from the Investor which will hold an interest in approximately 14% of the share capital of the Company. The preemptive rights given to the Investor are substantially the same as those given to Datang and TSMC, respectively holding interests in 19.07% and 6.53% of the share capital of the Company.

    The Board also considers that the adjustments to the conversion rate in the event of certain equity related financing activities within one year are fair and reasonable because (i) the Investor is subject to a lock-up undertaking of two years; (ii) any such financing activities by the Company would result in a dilution of the Investor’s shareholding; and (iii) the Board is aware that such adjustments is in line with recent market precedents.

D     Special Mandate

    The Investor Initial Preferred Shares and the Investor Warrants will be allotted and issued under the Special Mandate to be obtained from the Shareholders at the EGM.

E     Reasons for, and benefits of, the Investor Subscription

    The Company continues to seek ways to strengthen its shareholder base by inviting high quality investors that recognise SMIC’s unique strategic value proposition and share the same, long-term vision of making SMIC one of the leading semiconductor companies in the world. China Investment Corporation’s investment in the Company provides a source of capital that allows the Company to take full advantage of its project pipeline. Partnering with China Investment Corporation is conducive to realising the Company’s development objectives and enhancing its competitive advantage in the international arena. The Company believes that receiving such an investment from this Investor is consistent with the Company’s above financing strategy and will be highly beneficial to the Company. Bank of America Merrill Lynch is acting as exclusive financial adviser to SMIC.

    On this basis, the Directors consider that the terms of the Investor Subscription are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

II     DATANG FURTHER SUBSCRIPTION

A     Background

    Reference is made to the Investor Announcement and the Datang Announcement relating to, among other things, the Datang Further Subscription.

    On 18 April 2011, the Company and the Investor entered into the Investor Subscription Agreement whereby (i) the Company conditionally agreed to allot and issue to the Investor, and the Investor has conditionally agreed to subscribe for 360,589,053 Convertible Preferred Shares at the Investor Subscription Price and (ii) the Company will issue 72,117,810 Warrants to the Investor to subscribe, in aggregate, up to 72,117,810 Warrant Preferred Shares (assuming a full exercise of the Warrants) at an exercise price of HK$5.39 per Warrant.

    Datang currently holds 5,227,132,761 Ordinary Shares constituting 19.07% of the issued share capital of the Company. Pursuant to the Datang Share Purchase Agreement, Datang has a right to subscribe for Convertible Preferred Shares and Warrants (subject to compliance with, among other things, the Listing Rules) upon the Investor Closing, so as to enable Datang to hold, after issue of the Investor Securities:

(a)	in the case of an offer to investors that would result in a prospective largest shareholder (other than an underwriter that is placing on behalf of the Company the Relevant Securities in a bona fide capital markets transaction), one Ordinary Share more than the number of Ordinary Shares proposed to be beneficially owned by the prospective largest shareholder unless:

	(i)	Datang Telecom Technology & Industry Holdings Co., Ltd holds less than 2,774,320,725 Ordinary Shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company; or

	(ii)	at least two-thirds of the Board (excluding the members of the Board nominated by Datang) in good faith resolves in writing that such exercise is not in the best interests of the Company and the Shareholders as a whole; and

(b)	in case of the issue of the Relevant Securities other than (a) above, a pro rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company then beneficially owned by Datang Telecom Technology & Industry Holdings Co., Ltd prior to the issue of the Relevant Securities, provided that Datang Telecom Technology & Industry Holdings Co., Ltd (together with Datang, a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd) maintains an ownership interest equal to at least 1,849,547,150 Shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company.

LETTER FROM THE BOARD

B     The Datang Further Subscription Agreement

    On 5 May 2011, the Company entered into the Datang Further Subscription Agreement with Datang, whereby (i) the Company has conditionally agreed to allot and issue to Datang, and Datang has conditionally agreed to subscribe for 84,956,858 Convertible Preferred Shares at a Datang Further Subscription Price of HK$5.39 per Convertible Preferred Share (the ‘‘Datang Pre-emptive Preferred Shares’’) and (ii) the Company will issue 16,991,371 Warrants to Datang to subscribe, in aggregate, up to 16,991,371 Warrant Preferred Shares (assuming a full exercise of the Warrants) at an exercise price of HK$5.39 per Warrant (the ‘‘Datang Pre-emptive Warrants’’ and, together with the Datang Pre-emptive Preferred Shares, the ‘‘Datang Pre-emptive Securities’’), on the same terms and conditions as reasonably practicable as the Investor Subscription taking into account the fact that Datang is already an existing Shareholder. The principal terms of the Datang Further Subscription Agreement are as follows:

Date

5 May 2011

Parties

(i)	The Company, as the issuer; and

(ii)	Datang as the subscriber of (a) 84,956,858 Convertible Preferred Shares and (b) 16,991,371 Warrants.

Interest to be acquired

    The Datang Pre-emptive Preferred Shares represent (i) approximately 3.1% of the existing issued share capital of the Company as at the Latest Practicable Date (assuming full conversion thereof); and (ii) approximately 2.7% of the issued share capital of the Company as enlarged by the issue of the Investor Initial Preferred Shares and the Datang Pre-emptive Preferred Shares (assuming full conversion thereof).

The consideration of the Datang Pre-emptive Securities and the Datang Further Subscription Price

    The Datang Further Subscription Price of HK$5.39 per Datang Pre-emptive Preferred Share is reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial Conversion Rate) and the total cash consideration payable by Datang is US$58.9 million (equivalent to approximately HK$457.9 million, using the exchange rate of US$1=HK$7.7743).

    The Datang Further Subscription Price represents (i) a discount of approximately 28.1% to the last traded price of the Ordinary Shares of HK$0.75 per Ordinary Share at the end of the trading session ended at 4.00 p.m. on the date of the Datang Announcement; (ii) a discount of approximately 25.3% to the average closing price of HK$0.72 per Ordinary Share as quoted on the Stock Exchange for the last five trading days up to and including the last full trading day prior to the date of Datang Announcement; and (iii) a discount of approximately 20.9% to the average closing price of HK$0.68 per Ordinary Share as quoted on the Stock Exchange for the last ten trading days up to and including the last full trading day prior to the date of Datang Announcement.

LETTER FROM THE BOARD

Dividend entitlements

    The Convertible Preferred Shares will rank pari passu in respect of entitlement to dividends and other income distribution as Ordinary Shares as if the Convertible Preferred Shares had been converted into Ordinary Shares for the relevant accounting period.

Capital

    On a liquidation, dissolution, winding up (whether voluntary or involuntary) or return or reduction of capital of the Company (but not on conversion of the Convertible Preferred Shares or any repurchases by the Company of any Convertible Preferred Shares or Ordinary Shares) the assets of the Company available for distribution among the members will be applied first in paying to the holders of the Convertible Preferred Shares and holders of other preference shares of the Company an amount in repayment of capital equal to the amount paid up or credited as paid up on such shares in priority to:

(A)	any payment to the holders of Ordinary Shares; and

(B)	any other obligations ranking pari passu with the claims of the holders of Ordinary Shares.

Ranking

    The Datang Pre-emptive Preferred Shares will, upon issue, rank (a) pari passu with the claims of holders of (i) any class of preferred share capital of the Company and (ii) other obligations of the Company which rank pari passu with the Convertible Preferred Shares or such preferred shares, and (b) in priority (including with respect to distribution of proceeds upon any liquidation event up to the amount paid up) to any payment to the holders of Ordinary Shares of the Company and other obligations of the Company, incurred directly or indirectly by it, which rank, or are expressed to rank, pari passu the claims of the Ordinary Shares.

Conversion right

    The holders of the Convertible Preferred Shares will have the right at any time to convert (in whole or in part) their Convertible Preferred Shares into fully paid Ordinary Shares at the Conversion Rate (which shall be for a minimum

LETTER FROM THE BOARD

amount of 70,000,000 Convertible Preferred Shares or, if less than 70,000,000 Convertible Preferred Shares are then held by Datang, all of such Convertible Preferred Shares). The holders of the Convertible Preferred Shares are not required to pay any amount for conversion of their Convertible Preferred Shares into Ordinary Shares. The Ordinary Shares issued upon conversion will be credited as fully paid, and will rank pari passu in all respects with the other Ordinary Shares in issue as at the date of the conversion, and will be allotted and issued free from all liens, charges and encumbrances and together with all rights attaching thereto upon allotment and issue and at any time thereafter, including all rights to any dividend or other distribution declared, made or payable by reference to a record date falling on or after the date of the conversion notice.

Mandatory Conversion Date

     The Convertible Preferred Shares will be mandatorily converted into Ordinary Shares at the then applicable Conversion Rate on the day immediately following the expiry of twelve months commencing from the Investor Closing Date as if the holder of the Convertible Preferred Shares has elected to convert its Convertible Preferred Shares into Ordinary Shares on the mandatory conversion date.

Adjustment to Conversion Rate

     The initial Conversion Rate will be ten Ordinary Shares per Convertible Preferred Share (subject to adjustments as described below).

     The initial Conversion Rate is subject to adjustment upon the occurrence of certain prescribed events, among other things, capitalisation of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights.

     In the event of any issue of any Ordinary Share or any securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, any Ordinary Share, the Conversion Rate in force immediately before such issue will be adjusted to compensate the holders of Convertible Preference Shares by reference to the lowest of:

(i)	the reference price per Ordinary Share which initially is HK$0.5390 (subject to adjustment as described in this section);

LETTER FROM THE BOARD

(ii)	the amount which represents:

	a.	in respect of any rights issue of Ordinary Shares by the Company, 90% of the relevant theoretical ex-rights price for an Ordinary Share under that rights issue;

	b.	in respect of any issue of securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, Ordinary Share(s):

(1) in the case of options, warrants or similar instruments, the aggregate of the subscription price or premium for such instrument and the initial exercise price at which the holder of such instrument may subscribe for Ordinary Shares;

(2) in the case of convertible bonds or convertible shares or similar instruments, the initial conversion price at which such instrument may be converted into Ordinary Shares; or

(3) in any other case, the aggregate price paid and initially payable by the subscriber of such securities in order to receive Ordinary Shares; and

	c.	in respect of any other issue of Ordinary Shares by the Company, the relevant issue price for an Ordinary Share under that issue;

(iii)	the amount which represents a discount of 10% to the arithmetic average of the daily volume weighted average price for an Ordinary Share as shown on the VAP page of Bloomberg for the:

	a.	ten consecutive trading days immediately after the date on which the relevant issue is announced; or

	b.	in the case of a rights issue, ten consecutive trading days immediately after the ex-rights date; or

	c.	if the reference price to determine the issue price is based on share prices for a period after the relevant issue is announced, all the trading days during that period.

     The adjustment will become effective immediately following the date of the issuance of the new securities.

     No adjustment to the Conversion Rate will be made which has the effect or result of: (i) reducing the initial Conversion Rate upon the issue of the Convertible Preferred Shares, except upon any consolidation of Ordinary Shares or any corporate exercise with the effect of increasing the nominal value of the Ordinary Shares; or (ii) any Ordinary Share, upon conversion, falling to be issued at a price below the nominal value of the Ordinary Share.

LETTER FROM THE BOARD

Voting

     The Convertible Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of members of the Company. Each Convertible Preferred Share will confer on its holder such number of voting rights as if the Convertible Preferred Share had been converted into Ordinary Shares.

Consent

     Except with the consent or sanction of at least 75 per cent. of the vote of the holders of the Convertible Preferred Shares given at a separate class meeting, no resolution may be made by the Company to amend the terms of the Convertible Preferred Shares.

Transferability

     The Convertible Preferred Shares will be freely transferrable save as provided for under the terms of the Datang Further Subscription Agreement.

Redemption

     The Convertible Preferred Shares are non-redeemable.

Protection

     The Company has undertaken to each holder of Convertible Preferred Shares (including but not limited to) (i) that all the Ordinary Shares upon conversion will be duly and validly allotted and issued as fully paid or credited as fully paid and free from all liens, charges and encumbrances; (ii) that it will not in any way vary the rights attached to any class or series of shares, or attach any restriction to any class or series of shares, to the extent that such variation would have the effect of varying the rights attaching to the Convertible Preferred Shares, without prior written approval of 75 per cent. of the holders of Convertible Preferred Shares; (iii) that there will not be shares of different nominal values in issue at any time; (iv) it will not without prior written approval of 75 per cent. of the holders of Convertible Preferred Shares, take any steps to or so as to liquidate, dissolve or windup the Company or any of its subsidiaries unless such liquidation, dissolution or winding-up will not have a material adverse effect; (v) it will not make any reduction or redemption of capital, share premium account or capital redemption reserve involving repayment of money to its shareholders or reduce any uncalled liability in respect of any issued share except in certain situations; and (vi) it will not enter into any agreement, instrument or other document whatsoever binding on it which may result in any breach of the memorandum and articles of association of the Company.

LETTER FROM THE BOARD

     The terms of the Convertible Preferred Shares are set out in Appendix III to this circular, and will be adopted by the Company by way of board resolution pursuant to the Articles of Association of the Company.

Conditions of the Datang Further Subscription

     Completion of the Datang Further Subscription is conditional upon the following:

(i)	the Company having obtained the approval of the Independent Shareholders in the EGM of a Further Special Mandate to approve the issue of the Datang Pre-emptive Preferred Shares and the Datang Pre-emptive Warrants issuable at the Datang Closing pursuant to the Datang Further Subscription Agreement, the Convertible Preferred Shares upon exercise of the Datang Pre-emptive Warrants and the Ordinary Shares upon conversion of the Datang Pre-emptive Preferred Shares and the Convertible Preferred Shares issuable upon the exercise of the Datang Pre-emptive Warrants (including those Ordinary Shares issuable as a result of any adjustment to the Conversion Rate pursuant to the rights of the Convertible Preferred Shares);

(ii)	completion of the Investor Subscription Agreement in accordance with its terms;

(iii)	approval for the issue of the Datang Pre-emptive Preferred Shares issuable at the Datang Closing and the Datang Pre-emptive Warrants issuable at the Datang Closing, the Convertible Preferred Shares issuable upon the exercise of the Datang Pre-emptive Warrants and the listing of, and permission to deal in the Ordinary Shares to be issued upon conversion of such Convertible Preferred Shares (including those Ordinary Shares issuable as a result of any adjustment to the Conversion Rate pursuant to the rights of the Convertible Preferred Shares) shall have been duly obtained from the Stock Exchange and approval not subsequently being revoked prior to the Datang Closing;

(iv)	no event which may have any material adverse effect in respect of the Company and its subsidiaries taken as a whole having occurred;

(v)	the Company having duly executed and delivered to Datang certain documents as specified in the Datang Further Subscription Agreement;

(vi)
representations and warranties of Datang and the Company being true and correct in all material respects as of the date of the Datang Further Subscription Agreement and as of the Datang Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which will be true and correct as of such specified date), and Datang and the Company having performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Datang Further Subscription Agreement to be performed, satisfied or complied with by Datang and the Company at or prior to the Datang Closing Date; and

LETTER FROM THE BOARD

(vii)	Datang having obtained all authorisations, approvals, permits, qualifications or exemptions, if any, of any governmental entity that are required in connection with the subscription of the Datang Pre-emptive Warrants by Datang and the performance of the parties’ other obligations, and such authorisations, approvals, permits, qualifications or exemptions, including those from the National Development and Reform Commission, the State Administration of Foreign Exchange and the Ministry of Commerce, in each case of the PRC.

Termination of the Datang Further Subscription Agreement

     The Datang Further Subscription Agreement may be terminated at any time prior to 10: 00 a.m., Hong Kong time on the Datang Closing Date:

(i)	by mutual agreement of the Company and Datang;

(ii)	if the Datang Closing Date has not occurred by the date falling three months after the Investor Closing Date;

(iii)	by the Company or Datang if any legislative body, court, administrative agency or commission or other governmental authority, instrumentality, agency or commission has enacted, issued, promulgated, enforced or entered any law or governmental regulation or order which has the effect of prohibiting the issuance of the Datang Pre-emptive Securities;

(iv)	by Datang if there has been a material breach of any representation or warranty of the Company that would have a material adverse effect on the Company or any material breach of any covenant or agreement of the Company; and

(v)	by the Company if there has been a material breach of any representation, warranty, covenant or agreement of Datang contained in the Datang Further Subscription Agreement.

LETTER FROM THE BOARD

Pre-emptive Rights

     Datang will have the following right to subscribe for (subject to any authorisation, consent, approval, licence or notification required for the purposes of or as a consequence of the Datang Further Subscription either from governmental, regulatory or other public bodies):

(i)
whilst any Convertible Preferred Shares issued to and beneficially held by Datang (and/or its Permitted Transferee) remain unconverted, and to the extent that the percentage (the ‘‘Original Percentage’’) of the issued share capital of the Company held by Datang on a fully-diluted basis through such Convertible Preferred Shares immediately prior to the issue is reduced as a result of the issue of the Relevant Securities (after having taken into account any adjustment to the conversion rate), such number of additional Convertible Preferred Shares (bearing the same conversion rate as the existing issued Convertible Preferred Shares having reflected the adjustment) so as to enable Datang to hold, after the issue of the Relevant Securities, a pro rata portion of the issued share capital of the Company (on a fully-diluted basis) equal to the Original Percentage; and

(ii)	to the extent that any of the Convertible Preferred Shares held by Datang have been converted and Datang is holding Ordinary Shares issued as a result of the said conversion, such number of additional Relevant Securities so as to enable Datang to hold, after the issue of the Relevant Securities, a pro rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company represented by the converted Ordinary Shares then beneficially owned by Datang immediately prior to the issuance of the Relevant Securities, provided that Datang’s shareholding in the issued share capital of the Company represented by the Convertible Preferred Shares or converted Ordinary Shares shall be excluded and ignored for the purpose of determining the number of securities that Datang is able to acquire pursuant to its pre-emptive rights under the Datang Share Purchase Agreement.

Lock-up Undertaking

     Datang will be restricted from selling, or transferring the Datang Pre-emptive Preferred Shares, any Convertible Preferred Shares issued upon the exercise of the Datang Pre-emptive Warrants and any additional Convertible Preferred Shares or Warrants subscribed for a period of 2 years from the Datang Closing Date, except that Datang may transfer any Convertible Preference Shares or Ordinary Shares to a permitted transferee. The Lock-up Undertaking will cease to apply where any of the following members of the senior management of the Company, being Mr. David N.K. Wang, Mr. Gary Tseng, Mr. Simon Yang, Mr. Chris Keh-Fei Chi and Mr. Barry Quan, cease their employment with the Company within a period of two (2) years commencing from the Datang Closing Date, except where they ceased their employment as a result of misconduct, or as a result of health conditions.

Restriction on transfers to a Competitor

     Datang has agreed to refrain from transferring to a Competitor, directly or indirectly, the Convertible Preferred Shares, the Datang Pre-emptive Warrants, or any Ordinary Shares issued upon conversion of the Convertible Preferred Shares except where there is a genuine open market sale, with the written consent of the Board, or for accepting a general offer which has become unconditional or where the offeror has become entitled to exercise compulsory acquisition rights.

LETTER FROM THE BOARD

Completion of the Datang Further Subscription

     The first business day after the satisfaction or waiver of the conditions to the Datang Closing, or at such other time, date and location as is mutually agreed in writing by the Company and Datang.

C	Datang Warrant Agreement

Date

     To be entered into on the Datang Closing Date, pursuant to the Datang Further Subscription Agreement.

Parties

(i)	The Company, as the issuer; and

(ii)	Datang, as the subscriber of 16,991,371 Warrants.

Consideration

     The Datang Pre-emptive Warrants are issued as part of the Datang Further Subscription.

Exercise of the Datang Pre-emptive Warrants

     Datang may exercise, in whole or in part, the Warrants on any business day on or prior to 11: 59 p.m., Hong Kong time, on the date that is 12 months from the date of the Investor Warrant Agreement (which will be entered into on the Investor Closing Date). Upon exercise, the Warrants will be converted into Warrant Preferred Shares. Each partial exercise will be for a minimum subscription of 15,000,000 Warrant Preferred Shares, or, if less than 15,000,000 Warrant Preferred Shares are issuable under the Warrants then held by Datang, for all of such number of Warrant Preferred Shares issuable under the Warrants then held by Datang. Any unexercised Warrants will lapse after the date that is 12 months from the Investor Closing Date.

Exercise Price

     HK$5.39 per Warrant is equivalent to the Datang Further Subscription Price for the Datang Pre-emptive Preferred Shares and is reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial Conversion Rate).

LETTER FROM THE BOARD

     On the basis of the initial Conversion Rate of ten (10) Ordinary Shares to one (1) Warrant Preferred Share, the exercise price represents:

(i)	a discount of approximately 28.1% to the last closing price of the Ordinary Shares of HK$0.75 per Ordinary Share on the last full trading day immediately before the execution of the Datang Further Subscription Agreement;

(ii)	a discount of approximately 25.3% to the average closing price of HK$0.72 per Ordinary Share as quoted on the Stock Exchange for the last five trading days up to and including the last full trading day immediately before the execution of the Datang Further Subscription Agreement; and

(iii)	a discount of approximately 20.9% to the average closing price of HK$0.68 per Ordinary Share as quoted on the Stock Exchange for the last ten trading days up to and including the last full trading day immediately before the execution of the Datang Further Subscription Agreement.

Adjustment of Exercise Price

     No adjustment will be made to the exercise price of the Datang Pre-emptive Warrants nor the number of Warrant Preferred Shares issuable upon exercise of each Warrant.

Datang Warrant Preferred Shares

     Up to 16,991,371 Warrant Preferred Shares, representing (i) approximately 0.6% of the existing issued share capital of the Company as at the Latest Practicable Date (assuming full conversion thereof); and (ii) approximately 0.5% of the issued share capital as enlarged by the Investor Subscription and the Datang Further Subscription, assuming a full exercise of the Investor Warrants and the Datang Pre-emptive Warrants (assuming full conversion thereof).

     The Warrant Preferred Shares will not be adjusted but will bear a conversion rate for conversion into Ordinary Shares that may be adjusted as described in the section ‘‘B. The Datang Further Subscription Agreement — Adjustment to Conversion Rate’’ above. The Warrant Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of members of the Company. Each Warrant Preferred Share will confer on its holder such number of voting rights as if the Warrant Preferred Share had been converted into Ordinary Shares.

LETTER FROM THE BOARD

Transferability

     Save as to transfers to any wholly-owned subsidiary of Datang, the Datang Pre-emptive Warrants are not transferable without the prior written approval of the Company.

No Listing of the Datang Pre-emptive Warrants

     No application will be made for a listing of the Datang Pre-emptive Warrants on the Stock Exchange or any other stock exchange.

D	Further Special Mandate

     The Datang Pre-emptive Preferred Shares and the Datang Pre-emptive Warrants will be allotted and issued under the Further Special Mandate to be obtained from the Independent Shareholders at the EGM.

E	Reasons for, and benefits of, the Datang Further Subscription

     The Company is of the view that the Datang Further Subscription will strengthen the relationship between Datang and the Company and provide additional source of funding for the Company’s needs beyond the equity capital raised through the Investor Subscription. The Company has been informed by Datang that it continues to view its holding in the Company as a long term strategic investment, and that it will not dispose of the Ordinary Shares held by it in any significant way.

     On this basis, the Directors (including the independent non-executive Directors) consider that, subject to the opinion of Guangdong Securities, the terms of the Datang Further Subscription is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

III	PRE-EMPTIVE RIGHTS OF TSMC

     Reference is made to (i) the Company’s announcement dated 10 November 2009 in relation to the TSMC Share and Warrant Issuance Agreement which was completed on 5 July 2010, as a result of which TSMC now holds 1,789,493,218 Ordinary Shares constituting approximately 6.53% of the issued share capital of the Company and (ii) the Investor Announcement.

     Pursuant to the TSMC Share and Warrant Issuance Agreement, in case of any issue of new shares or warrants, subject to certain exceptions, TSMC has a pre-emptive right to purchase a pro rata portion of the new shares and warrants being issued equivalent to the percentage of the issued share capital of the Company then owned by TSMC prior to the issue of the new shares and warrants. The Company has notified TSMC in accordance with the terms of the TSMC Share and Warrant Issuance Agreement in connection with the Investor Subscription. TSMC has notified the Company that it will not exercise its pre-emption rights in respect of the Investor Subscription and the Datang Further Subscription.

LETTER FROM THE BOARD

IV	EFFECTS OF THE INVESTOR SUBSCRIPTION AND THE DATANG FURTHER SUBSCRIPTION ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

     Assuming that there will be no change in the shareholding structure of the Company immediately between the Latest Practicable Date and completion of the Investor Subscription and the Datang Further Subscription respectively, the shareholding structure of the Company (i) as at the Latest Practicable Date, (ii) immediately after completion of the Investor Subscription but before the Datang Further Subscription, and (iii) immediately after completion of the Investor Subscription and the Datang Further Subscription, assuming full conversion of the Convertible Preferred Shares into Ordinary Shares at the initial Conversion Rate, and full exercise of the Warrants and full conversion of the Warrant Preferred Shares into Ordinary Shares at the initial Conversion Rate:

Name of Shareholder	As at the Latest Practicable Date			Immediately after completion of the Investor Subscription but without Datang Further Subscription			Immediately after completion of the Investor Subscription and Datang Further Subscription
	Number of			Number of			Number of
	Shares		Approximate %	Shares		Approximate %	Shares		Approximate %
Ordinary Shares
Datang	5,227,132,761		19.07	5,227,132,761		16.47	5,227,132,761		15.96
Shanghai Industrial	2,143,277,340		7.82	2,143,277,340		6.75	2,143,277,340		6.54
TSMC	1,789,493,218		6.53	1,789,493,218		5.64	1,789,493,218		5.46
Investor	13,637,000	1	0.05	13,637,000	2	0.04	13,637,000	2	0.04
Public Shareholders	18,239,521,765		66.53	18,239,521,765		57.46	18,239,521,765		55.68

Sub-total	27,413,062,084		100.00	27,413,062,084		86.36	27,413,062,084		83.68

Ordinary Shares from full conversion of Convertible Preferred Shares

Datang	—		—	—		—	849,568,580		2.59
Investor	—		—	3,605,890,530		11.37	3,605,890,530		11.01

Sub-total	—		—	3,605,890,530		11.37	4,455,459,110		13.60

Ordinary Shares from full conversion of Warrant Preferred Shares assuming full exercise of the Warrants

Datang	—		—	—		—	169,913,710		0.52
Investor	—		—	721,178,100		2.27	721,178,100		2.20

Sub-total	—		—	721,178,100		2.27	891,091,810		2.72

Total Ordinary Shares assuming full conversion of Convertible Preferred Shares and full conversion of Warrant Preferred Shares assuming full exercise of the Warrants

Datang	5,227,132,761		19.07	5,227,132,761		16.47	6,246,615,051		19.07
Shanghai Industrial	2,143,277,340		7.82	2,143,277,340		6.75	2,143,277,340		6.54
TSMC	1,789,493,218		6.53	1,789,493,218		5.64	1,789,493,218		5.46
Investor	13,637,000	1	0.05	4,340,705,630	2	13.68	4,340,705,630	2	13.25
Public Shareholders	18,239,521,765		66.53	18,239,521,765		57.46	18,239,521,765		55.68

Total	27,413,062,084		100.00	31,740,130,714		100.00	32,759,613,004		100.00

LETTER FROM THE BOARD

Note 1:	The Investor itself does not directly hold any shares in the Company. China Investment Corporation, of which the Investor is a wholly-owned subsidiary, was interested, directly or indirectly, in 13,637,000 Ordinary Shares as at the Latest Practicable Date.

Note 2:	Assuming, for the purpose of this circular, that no disposal of the 13,637,000 Ordinary Shares has taken place.

     The shareholding structure of the Company may be further changed if the Conversion Rate for the Convertible Preferred Shares is adjusted (in respect of equity-related financing) pursuant to the adjustment provisions of the terms thereof (as described in the sections ‘‘I The Investor Subscription — A. Investor Subscription Agreement — Adjustment to Conversion Rate’’ and ‘‘II The Datang Further Subscription — B. The Datang Further Subscription Agreement — Adjustment to Conversion Rate’’) above. An analysis of the impact on the shareholding structure of the Company if the Conversion Rate is adjusted by reference to the lowest market price of the Ordinary Shares of the Company in the 12 months preceding the Latest Practicable Date being HK$0.490 is set out, for illustration purposes only, in Appendix IV to this circular.

V	USE OF PROCEEDS

     It is estimated that the net proceeds from the issue of the Investor Securities would be approximately US$249.4 million.

     It is estimated that the net proceeds from the issue of the Datang Pre-emptive Securities (assuming no exercise of any Datang Pre-emptive Warrants) would be approximately US$58.3 million.

     It is estimated that the net proceeds upon the full exercise of the Investor Warrants would be approximately US$49.5 million.

     It is estimated that the net proceeds upon full exercise of the Datang Pre-emptive Warrants would be approximately US$11.7 million.

     The Company intends to use the net proceeds for capital expenditure and debt repayment.

VI	EQUITY AND FUND-RAISING ACTIVITIES IN THE PAST 12 MONTHS

     Reference is made to (i) the announcements dated 8 July 2010 and 15 July 2010 where the Company entered into a Placing Agreement dated 8 July 2010 with the Placing Agents whereby the Company conditionally agreed to place up to 1,500 million Placing Shares through the Placing Agents to six Placees; and (ii) the announcement dated 16 August 2010 relating to, among other things, the exercise of the pre-emptive right and further subscription by Datang of up to 269,730,844 pre-emptive shares, and 1,258,307,617 further shares.

     The proceeds from the above placings were utilised for the Group’s capital expenditure and there are no unutilised proceeds from the above placings outstanding as at the date of the circular.

LETTER FROM THE BOARD

VII     INFORMATION ON THE COMPANY

     Semiconductor Manufacturing International Corporation (‘‘SMIC’’; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

VIII     INFORMATION ON THE INVESTOR

     The Investor is a wholly owned subsidiary of China Investment Corporation (CIC), which is an investment institution established under the Company Law of the People’s Republic of China in September 2007. CIC is operated strictly on a commercial basis, seeking long-term risk-adjusted financial return.

IX     INFORMATION ON DATANG

     Datang is a subsidiary of Datang Telecom Technology & Industry Group, a PRC state-owned enterprise headquartered in Beijing, the PRC. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC.

X     IMPLICATIONS UNDER THE LISTING RULES

     The issue of the Convertible Preferred Shares by the Company is subject to the approval of the Stock Exchange under Chapter 16 of the Listing Rules. The issue of the Warrants and the Warrant Preferred Shares by the Company is subject to the approval of the Stock Exchange under Chapters 15 and 16 of the Listing Rules, respectively.

     The issue of the Investor Securities and any Ordinary Shares on conversion of such Investor Securities, will be made pursuant to the Special Mandate at the EGM.

     Datang currently holds 19.07% of the entire existing issued share capital of the Company. By virtue of its shareholding interest, Datang is a substantial shareholder of the Company and accordingly is a connected person of the Company. The Datang Further Subscription constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. The Datang Further Subscription is subject to reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Accordingly, the Datang Further Subscription is subject to approval of the Independent Shareholders at the EGM. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, apart from Datang and its associates (as defined in the Listing Rules), no other Shareholder of the Company will be required to abstain from voting on the resolutions for approving the Datang Further Subscription Agreement, the Datang Warrant Agreement, the Further Special Mandate and the transactions contemplated thereunder at the EGM.

LETTER FROM THE BOARD

     Pursuant to the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors of the Company who have no direct or indirect interest in the Datang Further Subscription and the Further Special Mandate, other than, where applicable, being a Shareholder of the Company) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Further Subscription Agreement, the Datang Warrant Agreement and the Further Special Mandate are fair and reasonable, whether the entering into of the Datang Further Subscription Agreement, Datang Warrant Agreement and the proposal for the grant of the Further Special Mandate are in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote, taking into account the recommendations of Guangdong Securities.

     The Independent Board Committee has approved the appointment of Guangdong Securities as the independent financial adviser to make recommendations to the Independent Board Committee and Independent Shareholders as to whether the respective terms of the Datang Further Subscription Agreement, the Datang Warrant Agreement and the Further Special Mandate are fair and reasonable and the reasons thereof, whether the entering into of the Datang Further Subscription Agreement and the Datang Warrant Agreement are in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders as to whether they should vote in favour of the Datang Further Subscription and the Further Special Mandate.

     An application will be made by the Company before completion of each of the Investor Subscription and the Datang Further Subscription for the listing of, and permission to deal in, the Ordinary Shares issuable on conversion of the Investor Initial Preferred Shares, Investor Warrant Preferred Shares, Datang Pre-emptive Preferred Shares, and Datang Warrant Preferred Shares.

     The Convertible Preferred Shares, the Warrants, and the Warrant Preferred Shares will not be listed on the Stock Exchange or offered for sale in the United States.

XI     RESPONSIBILITY STATEMENT

     This document, for which the directors of the issuer collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the issuer. The directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

LETTER FROM THE BOARD

XII     RECOMMENDATIONS

     The Board considers that the Investor Subscription Agreement, the Investor Warrant Agreement and the Special Mandate are fair and reasonable, and the entering into of the Investor Subscription Agreement, the Investor Warrant Agreement and the proposal for the grant of the Special Mandate are in the interests of the Company and the Shareholders as a whole, and the terms and transactions contemplated in each of which are fair and reasonable so far as the Shareholders are concerned. Accordingly, the Directors recommend the shareholders of the Company to vote in favour of the resolution to be proposed at the EGM to approve the Investor Subscription and the Special Mandate.

     The Board considers that the Datang Further Subscription Agreement, the Datang Warrant Agreement and the Further Special Mandate are fair and reasonable, and the entering into of the Datang Further Subscription Agreement, the Datang Warrant Agreement and the proposal for the grant of the Further Special Mandate are in the interests of the Company and the Shareholders as a whole, and the terms and transactions contemplated in each of which are fair and reasonable so far as the Shareholders are concerned. Accordingly, the Directors recommend that the Independent Shareholders of the Company to vote in favour of the resolution to be proposed at the EGM to approve the Datang Further Subscription (being connected transaction under Chapter 14A of the Listing Rules) and the Further Special Mandate.

     Pursuant to the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors of the Company who have no direct or indirect interest in the Datang Further Subscription and the Further Special Mandate, other than, where applicable, being a Shareholder of the Company) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Further Subscription Agreement, the Datang Warrant Agreement and the Further Special Mandate are fair and reasonable, whether the entering into of the Datang Further Subscription Agreement, the Datang Warrant Agreement and the proposal for the grant of the Further Special Mandate are in the interests of the Company and the Shareholders and to advise the Independent Shareholders as to whether they should vote in favour of the transaction, taking into account the recommendations of Guangdong Securities.

     Your attention is drawn to the ‘‘Letter from the Independent Board Committee’’ as set out in Appendix I to this circular and the ‘‘Letter from Guangdong Securities’’ as set out in Appendix II to this circular.

XIII     ADDITIONAL INFORMATION

     Your attention is drawn to the general information set out in Appendix V to this circular.

Yours faithfully,
On behalf of the board of directors
David N. K. Wang
Semiconductor Manufacturing International Corporation
President, Chief Executive Officer,
Executive Director

APPENDIX I	LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

11 May 2011

To Independent Shareholders of the Company

Dear Sir or Madam,

(1) SUBSCRIPTION OF CONVERTIBLE PREFERRED SHARES AND WARRANTS BY COUNTRY HILL LIMITED, A WHOLLY-OWNED SUBSIDIARY OF CHINA INVESTMENT CORPORATION
(2) PRE-EMPTIVE SUBSCRIPTION OF CONVERTIBLE PREFERRED SHARES AND WARRANTS BY DATANG HOLDINGS (HONGKONG) INVESTMENT COMPANY LIMITED
(3) PROPOSED SPECIAL MANDATE AND FURTHER SPECIAL MANDATE TO ISSUE CONVERTIBLE PREFERRED SHARES, WARRANTS, AND ORDINARY SHARES ON CONVERSION OF THE CONVERTIBLE PREFERRED SHARES
(4) NOTICE OF EXTRAORDINARY GENERAL MEETING

     We refer to the circular dated 11 May 2011 (the ‘‘Circular’’) issued by the Company to the Shareholders of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings given to them in the Circular.

     We have been appointed by the Board to advise the Independent Shareholders as to whether the terms of the Datang Further Subscription are fair and reasonable and in the interests of the Company and the Shareholders so far as the Independent Shareholders are concerned. Guangdong Securities has been appointed as the independent financial adviser to advise us and the Independent Shareholders.

     We wish to draw your attention to the ‘‘Letter from Guangdong Securities’’ as set out in Appendix II to the Circular. Having considered the terms and conditions of the Datang Further Subscription, the advice of Guangdong Securities and the other factors contained in the ‘‘Letter from the Board’’ as set out on pages 6 to 35 of the Circular, we consider that the terms of the Datang Further Subscription are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders.

* for identification purposes only

APPENDIX I	LETTER FROM THE INDEPENDENT BOARD COMMITTEE

     Accordingly, we recommend that the Independent Shareholders vote in favour of the resolution approving (i) the Datang Further Subscription and the issue of the Datang Preemptive Securities and (ii) the Further Special Mandate, at the EGM.

Yours faithfully,
Independent Board Committee
Mr. Jiang Shang Zhou, Mr. Tsuyoshi Kawanishi and Mr. Lip-Bu Tan
Independent Non-Executive Directors

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

     Set out below is the text of a letter received from Guangdong Securities, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Datang Further Subscription for the purpose of inclusion in this circular.

Units 2505–06, 25/F. Low Block of Grand Millennium Plaza 181 Queen’s Road Central Hong Kong 11 May 2011

To:	The independent board committee and the independent shareholders of Semiconductor Manufacturing International Corporation

Dear Sirs,

CONNECTED TRANSACTION:
THE DATANG FURTHER SUBSCRIPTION

INTRODUCTION

     We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Datang Further Subscription, details of which are set out in the letter from the Board (the ‘‘Board Letter’’) contained in the circular dated 11 May 2011 issued by the Company to the Shareholders (the ‘‘Circular’’), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

     On 18 April 2011, the Company entered into the Investor Subscription Agreement with the Investor whereby (i) the Company has conditionally agreed to allot and issue to the Investor, and the Investor has conditionally agreed to subscribe for the Investor Initial Preferred Shares at the Investor Subscription Price of HK$5.39 per Convertible Preferred Share; and (ii) the Company will issue the Investor Warrants to the Investor which confers the Investor the rights to subscribe for the Investor Warrant Preferred Shares at an exercise price of HK$5.39 per Warrant.

     Following the completion of the Datang Share Purchase Agreement, Datang was interested in 5,227,132,761 Ordinary Shares, representing approximately 19.07% of the issued share capital of the Company as at the Latest Practicable Date. Pursuant to the Datang Share Purchase Agreement, in the case of any issue of new shares or warrants of the Company, subject to certain exceptions, Datang will have a pre-emptive right to subscribe for a pro-rata portion of those new shares and warrants issued, being equivalent to the percentage of the total issued share capital of the Company then owned by Datang immediately prior to the issue of such new shares and warrants. Under the said provision of the Datang Share Purchase Agreement, Datang’s pre-emptive right is applicable to the issue of the Investor Securities pursuant to the Investor Subscription. Furthermore, any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Securities in connection with the Investor Subscription Agreement will be at a price which is equivalent to the Investor Subscription Price, and conditional on the obtaining of the necessary governmental approvals and Independent Shareholders’ approval of the Further Special Mandate.

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

     On 5 May 2011, the Company entered into the Datang Further Subscription Agreement with Datang, whereby (i) the Company has conditionally agreed to allot and issue to Datang, and Datang has conditionally agreed to subscribe for 84,956,858 Datang Pre-emptive Preferred Shares at the Datang Further Subscription Price of HK$5.39 per Convertible Preferred Share; and (ii) the Company will issue the Datang Pre-emptive Warrants to Datang which confers Datang the rights to subscribe for 16,991,371 Datang Warrant Preferred Shares at the Datang Warrant Exercise Price (as being defined in the latter section of this letter) of HK$5.39 per Warrant. The total cash consideration payable by Datang is US$58.9 million (equivalent to approximately HK$457.9 million, using the exchange rate of US$1 = HK$7.7743).

     As Datang is a substantial shareholder of the Company (as defined under the Listing Rules), Datang is a connected person of the Company and the Datang Further Subscription constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. As such, the Datang Further Subscription is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

     An Independent Board Committee comprising Mr. Jiang Shang Zhou, Mr. Tsuyoshi Kawanishi and Mr. Lip-Bu Tan (all being the independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the respective terms of the Datang Further Subscription Agreement and the Datang Warrant Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the Datang Further Subscription is in the interests of the Company and the Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the relevant resolution(s) to approve the Datang Further Subscription at the EGM. We, Guangdong Securities Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

BASIS OF OUR OPINION

     In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations that have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers and/or the Directors, which have been provided to us. We consider that we have taken sufficient and necessary steps on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 13.80 of the Listing Rules.

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

     The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading.

     We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, Datang or their respective subsidiaries or associates (as defined under the Listing Rules), nor have we considered the taxation implication on the Group or the Shareholders as a result of the Datang Further Subscription. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including any material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. Nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Ordinary Shares or any other securities of the Company.

     Lastly, where information in this letter has been extracted from published or otherwise publicly available sources, the sole responsibility of Guangdong Securities is to ensure that such information has been correctly extracted from the relevant sources.

PRINCIPAL FACTORS AND REASONS CONSIDERED

     In arriving at our opinion in respect of the Datang Further Subscription, we have taken into consideration the following principal factors and reasons:

(1)  Background of the Datang Further Subscription

     Information on Datang

     With reference to the Board Letter, Datang is a subsidiary of Datang Telecom Technology & Industry Group, a PRC state-owned enterprise headquartered in Beijing, the PRC. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC.

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

Equity fund raising activities of the Company in the past 12 months

     According to the Directors, save and except for (i) the placing of up to 1,500,000,000 shares of the Company as announced by the Company on 8 July 2010 and 15 July 2010; (ii) the exercise of the pre-emptive right and further subscription by Datang of up to 269,730,844 pre-emptive shares of the Company, and 1,258,307,617 further shares of the Company; and (iii) the Investor Subscription, the Company had not conducted any equity fund raising activities in the past 12 months up to the Latest Practicable Date.

     The Directors have also confirmed that, other than the Investor Subscription, the proceeds from the above equity fund raising activities have been utilised for the Group’s capital expenditure and there were no unutilised proceeds from the above equity fund raising activities outstanding as at the Latest Practicable Date.

Reasons for the Datang Further Subscription and the use of proceeds

     Pursuant to the Datang Share Purchase Agreement, in the case of any issue of new shares or warrants of the Company, subject to certain exceptions, Datang has a pre-emptive right to subscribe for a pro-rata portion of those new shares and warrants issued being equivalent to the percentage of the total issued share capital of the Company then owned by Datang immediately prior to the issue of such new shares and warrants. Under the said provision of the Datang Share Purchase Agreement, Datang’s pre-emptive right is applicable to the issue of the Investor Securities pursuant to the Investor Subscription. Furthermore, any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Securities in connection with the Investor Subscription Agreement will be at a price which is equivalent to the Investor Subscription Price, and conditional on the obtaining of the necessary governmental approvals and Independent Shareholders’ approval of the Further Special Mandate.

     Given the above, the Company is legally obliged to enter into the Datang Further Subscription Agreement upon the exercise by Datang of its pre-emptive right arising from the Investor Subscription pursuant to the Datang Share Purchase Agreement.

     As also referred to in the Board Letter, the Company is of the view that the Datang Further Subscription will strengthen the relationship between the Company and Datang, and provide additional source of funding for the Company’s needs beyond the equity capital raised through the Investor Subscription.

     As advised by the Directors, it is estimated that, assuming Datang exercises its pre-emptive rights in full, the net proceeds from the issue of the Datang Further Securities would be approximately US$58.3 million. In addition, assuming the exercise by Datang in respect of the Datang Pre-emptive Warrants in full, the estimated additional net proceeds would be approximately US$11.7 million (altogether, the ‘‘Datang Proceeds’’). The Directors confirmed that the Company intends to apply the Datang Proceeds for capital expenditure and debt repayment of the Group.

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

     In light of the above reasons for the Datang Further Subscription, and that the Company intends to use the Datang Proceeds for capital expenditure and debt repayment of the Group, which may pose positive impact on the Group’s future financial performance, we concur with the Directors that the Datang Further Subscription is in the interests of the Company and the Shareholders as a whole.

(2)	Principal terms of the Datang Further Subscription Agreement and the Datang Warrant Agreement

     On 5 May 2011, the Company entered into the Datang Further Subscription Agreement with Datang, whereby (i) the Company has conditionally agreed to allot and issue to Datang, and Datang has conditionally agreed to subscribe for 84,956,858 Datang Pre-emptive Preferred Shares at the Datang Further Subscription Price of HK$5.39 per Convertible Preferred Share; and (ii) the Company will issue 16,991,371 Datang Pre-emptive Warrants to Datang which confers Datang the rights to subscribe for the Datang Warrant Preferred Shares at the Datang Warrant Exercise Price (as being defined in the latter section of this letter) of HK$5.39 per Warrant. The total cash consideration payable by Datang is US$58.9 million (equivalent to approximately HK$457.9 million, using the exchange rate of US$1 = HK$7.7743).

Major terms of the Datang Pre-emptive Preferred Shares

     The table below tabulates the major terms of the Datang Pre-emptive Preferred Shares (for details, please refer to the section headed ‘‘II — B — The Datang Further Subscription Agreement’’ in the Board Letter):

Dividend entitlements:	The Datang Pre-emptive Preferred Shares will rank pari passu in respect of entitlement to dividends and other income distribution as Ordinary Shares as if the Datang Pre-emptive Preferred Shares had been converted into Ordinary Shares for the relevant accounting period.

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

Conversion right:	Holder(s) of the Datang Pre-emptive Preferred Shares will have the right at any time to convert (in whole or in part) their Datang Pre-emptive Preferred Shares into fully paid Ordinary Shares at the Conversion Rate. Holder(s) of the Datang Pre-emptive Preferred Shares are not required to pay any amount for conversion of their Datang Pre-emptive Preferred Shares into Ordinary Shares. The Ordinary Shares issued upon conversion will be credited as fully paid, and will rank pari passu in all respects with other Ordinary Shares in issue as at the date of the conversion, and will be allotted and issued free from all liens, charges and encumbrances and together with all rights attaching thereto upon allotment and issue and at any time thereafter, including all rights to any dividend or other distribution declared, made or payable by reference to a record date falling on or after the date of the conversion notice.

Mandatory conversion date:
The Datang Pre-emptive Preferred Shares will be mandatorily converted into Ordinary Shares at the then applicable Conversion Rate on the day immediately following the expiry of twelve months commencing from the Investor Closing Date as if holder(s) of the Datang Pre-emptive Preferred Shares has elected to convert its Datang Pre-emptive Preferred Shares into Ordinary Shares on the mandatory conversion date.

Adjustment to the Conversion Rate:	The initial Conversion Rate will be ten Ordinary Shares per Convertible Preferred Shares (subject to adjustments as detailed in the Board Letter).

Voting:
The Datang Pre-emptive Preferred Shares will entitle the holder(s) thereof to receive notice of, attend and vote at any meeting of members of the Company. Each Datang Pre-emptive Preferred Share will confer on its holder(s) such number of voting rights as if the Datang Pre-emptive Preferred Share had been converted into Ordinary Shares.

Transferability:	The Datang Pre-emptive Preferred Shares will be freely transferrable save as provided under the terms of the Datang Further Subscription Agreement.

Redemption:	The Datang Pre-emptive Preferred Shares are non-redeemable.

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

Pre-emptive rights:	Datang will have the following right to subscribe for (subject to any authorisation, consent, approval, licence or notification required for the purposes of or as a consequence of the Datang Further Subscription either from governmental, regulatory or other public bodies):

(i)
 whilst any Datang Pre-emptive Preferred Shares issued to and beneficially held by Datang (and/or its permitted transferee) remain unconverted, and to the extent that the percentage (the ‘‘Original Percentage’’) of the issued share capital of the Company held by Datang on a fully-diluted basis through such Datang Pre-emptive Preferred Shares immediately prior to the issue is reduced as a result of the issue of the Relevant Securities (after having taken into account any adjustment to the conversion rate), such number of additional Datang Pre-emptive Preferred Shares (bearing the same Conversion Rate as the existing issued Convertible Preferred Shares having reflected the adjustment) so as to enable Datang to hold, after the issue of the Relevant Securities, a pro-rata portion of the issued share capital of the Company (on a fully-diluted basis) equal to the Original Percentage; and

	(ii)	to the extent that any of the Datang Pre-emptive Preferred Shares held by Datang have been converted and Datang is holding Ordinary Shares issued as a result of the said conversion, such number of additional Relevant Securities so as to enable Datang to hold, after the issue of the Relevant Securities, a pro-rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company represented by the converted Ordinary Shares then beneficially owned by Datang immediately prior to the issuance of the Relevant Securities, provided that Datang’s shareholding in the issued share capital of the Company represented by the Convertible Preferred Shares or converted Ordinary Shares shall be excluded and ignored for the purpose of determining the number of securities that Datang is able to acquire pursuant to its pre-emptive rights under the Datang Share Purchase Agreement.

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

Lock-up undertaking:	Datang will be restricted from selling, or transferring the Datang Pre-emptive Preferred Shares, any Datang Warrant Preferred Shares issued upon exercise of the Datang Pre-emptive Warrants and any additional Convertible Preferred Shares of Warrants subscribed for within a period of two years from the Datang Closing Date, except that Datang may transfer any Convertible Preference Shares or Ordinary Shares to a permitted transferee. The lock-up undertaking will cease to apply where any of the senior management of the Company as highlighted in relevant section of the Board Letter ceases their employment with the Company within a period of two years commencing from the Datang Closing Date, except where they cease their employment as a result of misconduct, or as a result of health conditions.

Restriction on transfers to a Competitor:
Datang has agreed to refrain from transferring to a Competitor, directly or indirectly, the Datang Pre-emptive Preferred Shares, the Datang Pre-emptive Warrants, or any Ordinary Shares issued upon conversion of the Convertible Preferred Shares except where there is a genuine open market sale, with the written consent of the Board, or for accepting a general offer which has become unconditional or where the offeror has become entitled to exercise compulsory acquisition rights.

     We consider that the terms on ‘‘Lock-up undertaking’’ and ‘‘Restriction on transfers to a Competitor’’ of the Datang Pre-emptive Preferred Shares as stated above would safeguard the interests of the Company.

     In addition, we concur with the Directors that the term ‘‘Adjustment to the Conversion Rate’’, which exactly mirrors the relevant term under the Investor Subscription Agreement, in the event of certain equity related financing activities within one year is justifiable because (i) Datang is subject to a lock-up undertaking of two years; and (ii) any such financing activities by the Company may result in a dilution of Datang’s shareholding in the Company.

     We also concur with the Directors that the term ‘‘Pre-emptive rights’’, which exactly mirrors the pre-emptive rights of the Investor under the Investor Subscription Agreement, could further secure the future strategic relationship between the Company and Datang and encourage the enduring equity capital commitment from Datang to the Company.

     The Directors further advised us that in the absence of the lock-up restrictions on future equity issuance by the Company, the terms ‘‘Adjustment to the Conversion Rate’’ and ‘‘Pre-emptive rights’’ would alternatively provide comforts to Datang.

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

The Datang Further Subscription Price

     Based on the initial Conversion Rate of one Convertible Preferred Share being convertible into ten Ordinary Shares, the Datang Further Subscription Price of HK$5.39 per Convertible Preferred Share corresponds to an effective conversion price of HK$0.539 per Ordinary Share (the ‘‘Effective Price’’) and represents:

(i)	a discount of approximately 27.2% to the closing price of HK$0.74 per Ordinary Share as quoted on the Stock Exchange as at the Latest Practicable Date;

(ii)	a discount of approximately 28.1% to the last traded price of HK$0.75 per Ordinary Share on the last full trading day immediately before the execution of the Datang Further Subscription Agreement;

(iii)	a discount of approximately 25.3% to the average closing price of HK$0.72 per Ordinary Share as quoted on the Stock Exchange for the last five trading days up to and including the last full trading day immediately before the execution of the Datang Further Subscription Agreement;

(iv)	a discount of approximately 20.9% to the average closing price of HK$0.68 per Ordinary Share as quoted on the Stock Exchange for the last ten trading days up to and including the last full trading day immediately before the execution of the Datang Further Subscription Agreement; and

(v)	a discount of approximately 11.6% to the last traded price of HK$0.61 per Ordinary Share at the end of the trading session ended at 4.00 p.m. on the date of the Investor Announcement.

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

Review on historical Ordinary Share prices

     The highest and lowest closing prices and the average daily closing price of the Ordinary Shares as quoted on the Stock Exchange in each month during the period commencing from 1 May 2010 up to and including the Datang Announcement (the ‘‘Review Period’’) are shown as follows:

			Average	No. of
	Highest	Lowest	daily	trading days
	closing	closing	closing	in each
Month	price	price	price	month
	(HK$)	(HK$)	(HK$)
2010
May	0.820	0.540	0.682	20
June	0.690	0.620	0.651	21
July	0.620	0.490	0.533	21
August	0.570	0.495	0.533	22
September	0.560	0.490	0.524	21
October	0.670	0.550	0.606	20
November	0.690	0.570	0.613	22
December	0.610	0.560	0.587	22

2011
January	0.650	0.590	0.619	21
February	0.720	0.590	0.651	18
March	0.620	0.580	0.602	23
April	0.700	0.600	0.624	18
May (up to the date
of the Datang
Announcement)	0.770	0.740	0.753	3

     Source: the Stock Exchange web-site (www.hkex.com.hk)

     During the Review Period, the closing price of the Ordinary Shares ranged from the lowest of HK$0.490 to the highest of HK$0.820 per Ordinary Share. The Effective Price of HK$0.539 is within the said range of the closing prices of the Ordinary Shares and is above the average daily closing prices of the Ordinary Shares in July 2010, August 2010 and September 2010.

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

Review on trading liquidity of the Ordinary Shares

      The number of trading days, the average daily number of the Ordinary Shares traded per month, and the respective percentages of the Ordinary Shares’ monthly trading volume during the Review Period as compared to (i) the total number of issued Ordinary Shares held by the public as at the date of the Datang Announcement; and (ii) the total number of issued Ordinary Shares as at the date of the Datang Announcement are tabulated as follows:

			% of the
			Average	% of the
			Volume to	Average
			total number	Volume to
			of issued	total number
			Ordinary	of issued
			Shares held by	Ordinary
	No. of		the public as	Shares as at
	trading	Average daily	at the date of	the date of the
	days	trading volume	the Datang	Datang
	in each	(the ‘‘Average	Announcement	Announcement
Month	month	Volume’’)	(Note 1)	(Note 2)
		(No. of
		Ordinary
		Shares)	(%)	(%)
2010
May	20	129,918,259	0.71	0.47
June	21	64,556,404	0.35	0.24
July	21	126,951,148	0.70	0.46
August	22	115,330,608	0.63	0.42
September	21	98,918,476	0.54	0.36
October	20	136,876,973	0.75	0.50
November	22	128,271,013	0.70	0.47
December	22	56,384,173	0.31	0.21

2011
January	21	56,876,655	0.31	0.21
February	18	176,417,198	0.97	0.64
March	23	62,058,023	0.34	0.23
April	18	125,114,480	0.69	0.46
May (up to and
including the
date of the
Datang
Announcement)	3	640,072,140	3.51	2.33

     Source: the Stock Exchange web-site (www.hkex.com.hk)

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

Notes:

1.	Based on 18,239,521,765 Ordinary Shares held in public hands as at the date of the Datang Announcement.

2.	Based on 27,413,062,084 Ordinary Shares in issue as at the date of the Datang Announcement.

     The above table illustrates that the average daily trading volume of the Ordinary Shares per month was thin during the Review Period. Throughout the entire Review Period, save as and except for May 2011, the trading average of the Ordinary Shares was below 1% of the total number of issued Shares held by the public as at the date of the Datang Announcement. As such, the Ordinary Shares were highly illiquid in the open market.

     In view of that (i) the Effective Price is within the range of the closing prices of the Ordinary Shares during the Review Period; and (ii) the Ordinary Shares were highly illiquid in the open market during the Review Period, we consider that the Effective Price (and in turn the Datang Further Subscription Price) is fair and reasonable so far as the Independent Shareholders are concerned.

Major terms of the Datang Pre-emptive Warrants

     Pursuant to the Datang Further Subscription Agreement, the Company and Datang will enter into the Datang Warrant Agreement governing the terms of the Datang Pre-emptive Warrants on the Datang Closing Date.

     The table below tabulates the major terms of the Datang Pre-emptive Warrants (for details, please refer to the section headed ‘‘II — C — Datang Warrant Agreement’’ in the Board Letter):

Consideration:	The Datang Pre-emptive Warrants are issued as part of the Datang Further Subscription.

Exercise of the Datang Pre-emptive Warrants:	Datang may exercise, in whole or in part, the Datang Pre-emptive Warrants on any business day on or prior to 11: 59 p.m., Hong Kong time, on the date that is 12 months from the date of the Investor Warrant Agreement (which will be entered into on the Investor Closing Date). Upon exercise, each Datang Pre-emptive Warrant will be converted into one Datang Warrant Preferred Share. Any unexercised Datang Pre-emptive Warrants will lapse after the date that is 12 months from the Investor Closing Date.

Exercise price:	HK$5.39 per Warrant (the ‘‘Datang Warrant Exercise Price’’), being equivalent to the Datang Further Subscription Price and corresponds to the Effective Price of HK$0.539 per Ordinary Share (based on the initial Conversion Rate).

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

Transferability:	Save as to transfer to any wholly-owned subsidiary of Datang, the Datang Pre-emptive Warrants are not transferrable without the prior written approval of the Company.

     Given that (i) the Datang Warrant Exercise Price is equivalent to the Datang Further Subscription Price, which as concluded in the foregoing section is fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Datang Pre-emptive Warrants are issued as part of the Datang Further Subscription, we consider that the terms of the Datang Pre-emptive Warrants are fair and reasonable so far as the Independent Shareholders are concerned.

Other terms of the Datang Further Subscription Agreement and the Datang Warrant Agreement

     We have also reviewed the other major terms of the Datang Further Subscription Agreement as well as the Datang Warrant Agreement and are not aware of any terms which are uncommon.

     In conclusion, we are of the view that the terms of the Datang Further Subscription Agreement and the Datang Warrant Agreement (including ‘‘Adjustment to the Conversion Rate’’, ‘‘Pre-emptive rights’’, ‘‘Dividends entitlements’’ and ‘‘Voting’’) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

(3)	Dilution effect on the shareholding interests of the existing public Shareholders

     As extracted from the Board Letter, the table below demonstrates the possible shareholding structure of the Company (i) as at the Latest Practicable Date; and (ii) immediately after the Datang Closing and assuming full conversion of the Datang Preemptive Preferred Shares together with the Datang Pre-emptive Warrants but excluding the Investor Subscription:

			Immediately after the Datang
			Closing and assuming full
			conversion of the Datang Pre-
			emptive Preferred Shares
			together with the Datang
			Pre-emptive Warrants but
	As at the Latest		excluding the Investor
	Practicable Date		Subscription
	No. of Ordinary		No. of Ordinary
	Shares	%	Shares	%
Datang	5,227,132,761	19.07	6,246,615,051	21.97
Shanghai Industrial	2,143,277,340	7.82	2,143,277,340	7.54
TSMC	1,789,493,218	6.53	1,789,493,218	6.29
The Investor (Note)	13,637,000	0.05	13,637,000	0.05
Public Shareholders	18,239,521,765	66.53	18,239,521,765	64.15

Total	27,413,062,084	100.00	28,432,544,374	100.00

Note:

The Investor itself does not directly hold any Ordinary Shares. China Investment Corporation, being the sole shareholder of the Investor, was interested, directly or indirectly, in 13,637,000 Ordinary Shares as at the Latest Practicable Date.

       As depicted by the table above, the shareholding interests of the existing public Shareholders in the Company would be diluted by approximately 2.38 percent point immediately after the Datang Closing and assuming full conversion of the Datang Preemptive Preferred Shares together with the Datang Pre-emptive Warrants but excluding the Investor Subscription. Taking into account (i) the reasons for the Datang Further Subscription; (ii) the terms of the Datang Further Subscription Agreement and the Datang Warrant Agreement being fair and reasonable so far as the Independent Shareholders are concerned, we are of the view that the aforementioned minimal level of dilution to the shareholding interests of the existing public Shareholders is acceptable.

       Shareholders should note that the above table is for illustrative purpose only and it only demonstrates the possible effect on the shareholding structure of the Company as a result of the Datang Further Subscription and assuming full conversion of the Datang Preemptive Preferred Shares together with the Datang Pre-emptive Warrants.

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

(4)	Possible financial effects of the Datang Further Subscription

Effect on net asset value

     As extracted from the annual report of the Company for the year ended 31 December 2010, the audited consolidated net assets (as calculated by total assets minus total liabilities) (‘‘NAV’’) of the Group were approximately US$2,208.54 million as at 31 December 2010. The Directors expected that the Datang Further Subscription would increase the NAV of the Group.

Effect on gearing

     According to the Annual Report, the Group’s debt to equity ratio (calculated based on the sum of short-term borrowings, current portion of long-term debt and long-term debt (altogether, the ‘‘Debt’’) divided by total equity) was approximately 41% as at 31 December 2010. The Directors confirmed that the Datang Further Subscription would increase the total equity of the Group and would not affect the Debt. Accordingly, the Directors expected that the debt to equity ratio of the Group would be reduced upon the Datang Closing.

Effect on working capital

     As advised by the Directors, the Datang Further Subscription would increase the current assets of the Group and would not affect the current liabilities of the Group. Therefore, the Directors expected that the Datang Further Subscription would lead to an increase in the working capital (as calculated by current assets minus current liabilities) of the Group.

     It should be noted that the aforementioned analyses are for illustrative purpose only and does not purport to represent how the financial position of the Group will be upon the Datang Closing.

APPENDIX II	LETTER FROM GUANGDONG SECURITIES

RECOMMENDATION

     Having considered the above factors and reasons, we are of the opinion that (i) the respective terms of the Datang Further Subscription Agreement and the Datang Warrant Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Datang Further Subscription is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the relevant resolution(s) to be proposed at the EGM to approve the Datang Further Subscription and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

Yours faithfully,
For and on behalf of
Guangdong Securities Limited
Graham Lam
Managing Director

APPENDIX III	TERMS OF THE CONVERTIBLE PREFERRED SHARES

     The rights and restrictions to be attached to the Convertible Preferred Shares are set out below.

1.	RANKING AND DIVIDEND ENTITLEMENTS

The Convertible Preferred Shares shall rank pari passu with the claims of holders of (i) any class of preferred share capital of the Company and (ii) any other obligations of the Company which rank pari passu with the Convertible Preferred Shares.

The Convertible Preferred Shares shall rank pari passu in respect of entitlement to dividends and other income distribution as ordinary shares of the Company (‘‘Common Shares’’) as if the Convertible Preferred Shares had been converted into Common Shares pursuant to the terms hereof for the relevant accounting period.

2.	CAPITAL

	2.1	On a liquidation, dissolution, winding up (whether voluntary or involuntary) or return or reduction of capital of the Company (but not on conversion of the Convertible Preferred Shares or any repurchases by the Company of any Convertible Preferred Shares or Common Shares) the assets of the Company available for distribution among the members shall be applied first in paying to the holders of the Convertible Preferred Shares and holders of other preference shares of the Company an amount in repayment of capital equal to the amount paid up or credited as paid up on such shares in priority to:

		(A)	any payment to the holders of Common Shares; and

		(B)	any other obligations ranking pari passu with the claims of the holders of Common Shares.

	2.2	For the purpose of determining the value of any distribution pursuant to this paragraph 2, the value of any asset or property distributed shall be computed at fair market value at the time of the distribution as determined by the board of directors of the Company in the good faith exercise of its reasonable business judgment.

3.	CONVERSION

	3.1	Conversion right

The holders of the Convertible Preferred Shares shall have the right exercisable, subject as provided in paragraph 3.3 below, at any time to convert (in whole or in part) their Convertible Preferred Shares into fully paid Common Shares at the Conversion Rate (as defined below). The holders of the Convertible Preferred Shares are not required to pay any amount for conversion of their Convertible Preferred Shares into Common Shares. The Common Shares issued upon conversion shall be credited as fully paid, shall rank pari passu in all respects with the other Common Shares in issue as at the date of the conversion, and shall be allotted and issued free from all liens,

APPENDIX III	TERMS OF THE CONVERTIBLE PREFERRED SHARES

charges and encumbrances and together with all rights attaching thereto upon allotment and issue and at any time thereafter, including all rights to any dividend or other distribution declared, made or payable by reference to a record date falling on or after the date on which the Convertible Preferred Shares are converted into Common Shares in accordance with paragraph 3.3 below).

     ‘‘Conversion Rate’’ means the number of Common Share(s) into which each Convertible Preferred Share is converted upon conversion, which initially is ten Common Share per Convertible Preferred Share (subject to adjustment(s) as provided in the other provisions of this paragraph 3).

3.2     Conversion

     The Convertible Preferred Shares shall be mandatorily converted into Common Shares at the then applicable Conversion Rate on the day immediately following the expiry of twelve months commencing from the closing date of the Investor Subscription Agreement (the ‘‘Mandatory Conversion Date’’) as if the holder of the Convertible Preferred Shares has elected to convert its Convertible Preferred Shares into Common Shares on the Mandatory Conversion Date. The holder of Convertible Preferred Shares shall deliver to the Company certificate(s) evidencing its holding of Convertible Preferred Shares on the Mandatory Conversion Date.

     For the avoidance of doubt, any holder of Convertible Preferred Share(s) may, at any time on or before the Mandatory Conversion Date, elect solely at its option to convert its Convertible Preferred Shares (in whole or in part) outstanding into Common Shares at the then applicable Conversion Rate.

3.3     Exercise

(A)	Any holder of the Convertible Preferred Shares which wishes to convert its Convertible Preferred Shares pursuant to paragraph 3.1 above shall deliver to the Company at its principal place of business in Hong Kong a written notice (the ‘‘Conversion Notice’’) that it elects to convert such number of Convertible Preferred Shares as specified in the Conversion Notice (which shall be for a minimum amount of 70,000,000 Convertible Preferred Shares or, if less than 70,000,000 Convertible Preferred Shares are then held by the Investor, all of such Convertible Preferred Shares) together with the certificate(s) evidencing the Convertible Preferred Shares to be converted.

APPENDIX III	TERMS OF THE CONVERTIBLE PREFERRED SHARES

(B)	The Company shall, not later than 10 Business Days after the date of receipt of the Conversion Notice (or, as the case may be, the Mandatory Conversion Date):

(i) either:

(a) issue and deliver to the relevant holder of the Convertible Preferred Shares or its nominee(s) certificate(s) for the number of Common Shares into which the Convertible Preferred Shares are converted in the name as shown on the certificate(s) evidencing the Convertible Preferred Shares so surrendered to the Company; or

(b) at the request of the relevant holder of the Convertible Preferred Shares, cause to be credited into its or its nominee’s brokers’ account, details of which will be set out in the Conversion Notice, such number of Common Shares into which the Convertible Preferred Shares are converted; and

(ii) enter such holder of Convertible Preferred Shares (or its nominee(s)) in its register of shareholders in respect of the relevant number of Common Shares arising from such conversion, and the Convertible Preferred Shares which have been converted into Common Shares shall be treated as cancelled.

‘‘Business Day’’ in this document shall mean a day that is not a Saturday, Sunday or a public holiday in Hong Kong or the People’s Republic of China.

(C)	The Company shall be responsible for, and shall pay directly to the relevant authorities, all taxes (if any), costs and expenses payable on its part and for its own account arising from any conversion.

3.4     Fractional Shares

     No fraction of a Common Share shall be issued upon the conversion of Convertible Preferred Shares. If the number of Common Shares as calculated by reference to the applicable Conversion Rate would carry a fractional number of a Common Share, it will be rounded downwards to the nearest whole number. For the avoidance of doubt, such rounding applies only to the calculation of the number of Common Shares issuable upon each conversion, after the applicable Conversion Rate is determined in accordance with the other provisions of this paragraph 3. Such fractional entitlement shall be deemed to have been waived by the holder of the Convertible Preferred Shares and any sum paid in respect of such subscription shall be retained by the Company for its own benefit.

APPENDIX III	TERMS OF THE CONVERTIBLE PREFERRED SHARES

3.5     Methods of Conversion

     Conversion of the Convertible Preference Shares may be effected in such manner as the law may allow.

3.6     Adjustments

     Without prejudice to paragraph 3.6(E) below, from 18 April 2011, if any Convertible Preference Shares are issued and whilst any of them remains capable of being converted into Common Shares:

     Capitalisation issues, consolidations, sub-divisions and re-classifications

(A)	Upon any allotment of fully paid Common Shares pursuant to a capitalisation of profits or reserves to any holders of Common Shares, any consolidation into a smaller number of issued Common Shares, any sub-division into a greater number of issued Common Shares or any re-classification or other corporate exercise whereby the Commons Shares become of a different nominal amount, the Conversion Rate shall be adjusted (rounded upwards to the nearest 0.0001) so that the number of Common Shares to be issued in respect of the Convertible Preferred Shares converted on any date on or following the record date for such allotment, consolidation, sub-division, re-classification or the relevant corporate exercise shall be the number which the converting holder of the Convertible Preferred Shares would have been entitled after such event had its Convertible Preferred Shares been converted immediately prior to the relevant record date. Each such adjustment shall become effective, in the case of a capitalisation issue, from the commencement of the day next following the date of such capitalisation issue, and in any other case, from the day immediately after the date on which the relevant corporate exercise becomes effective.

(B)	Capital distributions

     Upon any capital distribution by the Company to holders of Common Shares, whether on a reduction or redemption of capital or otherwise, or any grant by the Company to holders of Common Shares any right to acquire cash asset(s) of the Company or of any of its subsidiaries, in each case only if (i) the distribution or right is not made or granted to the holder of the Convertible Preferred Shares and (ii) paragraph 3.6(C) and paragraph 3.6(D) does not apply, the Conversion Rate in force immediately before such capital distribution or grant shall be adjusted (rounded upwards to the nearest 0.0001) by multiplying it by the following ratio/fraction:

X
X – Y

APPENDIX III	TERMS OF THE CONVERTIBLE PREFERRED SHARES

where:

X	=	the Prevailing Market Price (as defined below) applicable to the date on which the capital distribution or the grant of right, as the case may be, is publicly announced or (where no such announcement is required to be made under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘‘Hong Kong Listing Rules’’) the date next preceding the record date of the capital distribution or the grant, as the case may be; and

Y	=	the fair market value on the day of the announcement or (where no such announcement is required to be made under the Hong Kong Listing Rules) the date next preceding the date of the capital distribution or the grant, as the case may be, as determined in good faith by the auditors of the Company, of the portion of such capital distribution or such right to the grant, as the case may be, which is attributable to one Common Share, provided that:

(i)	if 75% of the holders of the Convertible Preferred Shares disagrees with the calculation by the Company of Y above, such holders shall have the right to appoint an independent financial adviser acting as an expert (and not as an arbitrator), at the cost of the holders of the Convertible Preferred Shares, for the purpose of calculating Y above; and

(ii)	the provisions of this sub-paragraph shall not apply in relation to any issue of Common Shares paid out of profits or reserves and issued in lieu of a cash dividend, nor to any purchase by the Company of its own Common Shares in accordance with applicable laws, regulations and rules; and

     ‘‘Capital distribution’’ includes, without prejudice to the generality of that expression, distributions in cash or specie. Any dividend charged or provided for in the accounts for any financial period, whenever paid and however described, is considered a capital distribution;

     ‘‘Prevailing Market Price’’ means in respect of the Common Shares on a particular date, the average closing price for a Common Share as shown on the Daily Quotations List of The Stock Exchange of Hong Kong for the five consecutive Trading Days immediately before (and excluding) that date;

APPENDIX III	TERMS OF THE CONVERTIBLE PREFERRED SHARES

     ‘‘Trading Day’’ means a day on which Common Shares are traded on The Stock Exchange of Hong Kong Limited,

with each such adjustment becoming effective from the commencement of the day next following the date of the capital distribution or the grant, as the case may be.

(C)	Issues of shares or other securities

     Upon any issue by the Company of any Common Share, or any issue of any securities, which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, any Common Share, the Conversion Rate in force immediately before such issue shall be adjusted (rounded upwards to the nearest 0.0001) by multiplying it by the following ratio/fraction:

Reference Price per Common Share
Adjusted Price per Common Share

                     where:

‘‘Reference Price per Common Share’’ is

(i)	HK$0.5390, representing a discount of 10% to the arithmetic average of the daily volume weighted average price for a Common Share as shown on the VAP page of Bloomberg for the 5 consecutive Trading Days immediately before (and excluding) 18 April 2011, rounded downwards to the nearest HK$0.0001 (the ‘‘Initial Reference Price’’); or

(ii)	If the Conversion Rate had been adjusted in accordance with this paragraph 3.6 prior to the issue of securities giving rise to the adjustment hereunder, the latest conversion price arrived at by dividing the Initial Reference Price by the prevailing Conversion Rate immediately before the issue of securities giving rise to the adjustment hereunder; and

‘‘Adjusted Price per Common Share’’ is the amount which is the lowest of:

(i)	the Reference Price per Common Share;

(ii)	the amount which represents:

(a) in respect of any rights issue of Common Shares by the Company, 90% of the relevant theoretical ex-rights price for a Common Share under that rights issue;

APPENDIX III	TERMS OF THE CONVERTIBLE PREFERRED SHARES

	(b)	in respect of any issue of securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, Common Share(s):

(1) in the case of options, warrants or similar instruments, the aggregate of the subscription price or premium for such instrument and the initial exercise price at which the holder of such instrument may subscribe for Common Shares;

(2) in the case of convertible bonds or convertible shares or similar instruments, the initial conversion price at which such instrument may be converted into Common Shares; or

(3) in any other case, the aggregate price paid and initially payable by the subscriber of such securities in order to receive Common Shares;

	(c)	in respect of any other issue of Common Shares by the Company, the relevant issue price for a Common Share under that issue; and

(iii)	the amount which represents a discount of 10% to the arithmetic average of the daily volume weighted average price for a Common Share as shown on the VAP page of Bloomberg for the:

	(a)	ten consecutive Trading Days immediately after the date on which the relevant issue is announced;

	(b)	in the case of a rights issue, ten consecutive Trading Days immediately after the ex-rights date; or

	(c)	if the reference price to determine the issue price is based on share prices for a period after the relevant issue is announced, all the Trading Days during that period,

with each such adjustment becoming effective from commencement of the day immediately following the date of such issuance.

     For the avoidance of doubt, no adjustment to the Conversion Rate shall be made if the securities issued are not Common Shares and not convertible into Common Shares.

APPENDIX III	TERMS OF THE CONVERTIBLE PREFERRED SHARES

(D)	New class of shares carrying voting rights

     Upon the issue of any new class of shares which is not Common Shares and is not convertible into Common Shares, but which carries any right to vote in general meetings of shareholders of the Company (‘‘Extraordinary Shares’’), or any issue of any securities, which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, any Extraordinary Share, the Conversion Rate shall be adjusted by multiplying the Conversion Rate in force immediately before the issue by the following fraction:

Y + Z
Y

       where:

Y	=	the aggregate number of voting rights in the Company immediately prior to the relevant issuance of Extraordinary Shares

Z	=	the aggregate number of voting rights attaching to the relevant issuance on a fully diluted and as converted basis

          Each such adjustment shall become effective from commencement of the day immediately following the date of the issuance of the Extraordinary Shares.

(E)	If any of the events referred to in sub-paragraphs (A) to (D) above is agreed to be made or is announced, or otherwise takes place, during the period from (and including) the Business Day immediately before 18 April 2011 to the Investor Closing Date, the provisions of those sub-paragraphs (A) to (D) above shall apply mutandis mutatis, and the Conversion Rate shall accordingly be adjusted such that the adjustment will take effect from: (i) the effective date as provided for under such relevant sub-paragraph (A), (B) (C) or (D) above; or (ii) the Investor Closing Date, whichever is later. Similarly, if any of the events referred to in sub-paragraphs (A) to (D) above is agreed to be made or is announced, albeit not completed, by the Mandatory Conversion Date, which subsequently completes or becomes effective following the Mandatory Conversion Date, the provisions of those sub-paragraphs (A) to (D) above shall likewise apply mutatis mutandis, and the Conversion Rate shall accordingly be adjusted after the Mandatory Conversion Date on the day following the completion of the above event or its becoming effective, such that the adjustment will take effect from the day immediately before the Mandatory Conversion Date as if such relevant event were completed on such date (pursuant to which the Company shall issue to the holder of the Convertible Preferred Shares such additional Common Shares arising as a result of the said adjustment within 10 Business Days after such adjustment), provided that this adjustment shall not apply to the case where, after such conversion, the holder of the Convertible Preferred Shares converted is able to participate or benefit from the event as a holder of Common Shares.

APPENDIX III	TERMS OF THE CONVERTIBLE PREFERRED SHARES

(F)	The provisions of this paragraph 3.6 shall not apply to:

(i) an issue of fully paid Common Shares upon the exercise of any subscription or conversion rights attached to securities carrying rights to subscribe for or convertible into Common Shares that exist before 18 April 2011 (including but not limited to the warrants issued to Taiwan Semiconductor Manufacturing Corporation); and

(ii) an issue of fully paid Common Shares or other securities convertible into Common Shares to the directors or employees of the Company or other eligible persons pursuant to an employee share option scheme or share incentivisation scheme adopted by the Company in accordance and in compliance with the Hong Kong Listing Rules.

(G)	Despite any other provisions of this paragraph 3, no adjustment to the Conversion Rate shall be made which has the effect or result of: (i) reducing the initial Conversion Rate upon the issue of the Convertible Preference Shares, except upon any consolidation of Common Shares or any corporate exercise with the effect of increasing the nominal value of the Common Shares as mentioned under sub-paragraph (A) above; or (ii) any Common Share, upon conversion, falling to be issued at a price below the nominal value of the Common Share.

(H)	The Company shall immediately upon determination of any adjustment hereunder give notice to the holders of the Convertible Preferred Shares that the Conversion Rate has been adjusted (setting forth the Conversion Rate immediately before the adjustment, the adjusted Conversion Rate and the event giving rise to the adjustment).

(I)	Every adjustment to the Conversion Rate shall be certified in writing by any officer of the Company.

4.    VOTING

     The Convertible Preferred Shares shall entitle the holders thereof to receive notice of, attend and vote at any meeting of members of the Company. Each Convertible Preferred Share shall confer on its holder such number of voting rights as if the Convertible Preferred Share had been converted into Common Shares.

5.    CONSENT OF CONVERTIBLE PREFERRED SHAREHOLDERS

     Except with the consent or sanction of at least 75 percent of the vote of the holders of the Convertible Preferred Shares given at a separate class meeting no resolution may be made by the Company to amend the rights of the Convertible Preferred Shares contained herein.

APPENDIX III	TERMS OF THE CONVERTIBLE PREFERRED SHARES

6.     PAYMENTS

(A)	Payment by the Company to any holder of Convertible Preferred Share(s) of all amounts in respect of the Convertible Preferred Shares under paragraph 1 or paragraph 2 hereof shall be made on the due dates into such bank account as the holder of the relevant Convertible Preferred Shares may notify the Company by at least 7 Business Days’ prior written notice from time to time. All payments made by the Company in respect of the Convertible Preferred Shares shall be made in Hong Kong dollars in immediately available funds.

(B)	If the due date for payment of any amount in respect of the Convertible Preferred Shares is not a Business Day, such amount shall be paid on the following Business Day.

7.     DOCUMENTS

     The Company shall send to the holders of the Convertible Preferred Shares a copy of every document sent to the holders of its Common Shares at the same time as it is sent to the holder of the Common Shares.

8.     TRANSFER

     The Convertible Preferred Shares shall be freely transferrable save as provided for under the terms of the subscription agreement between the holder of the Convertible Preferred Shares and the Company relating thereto (the ‘‘Subscription Agreement’’).

9.     REDEMPTION

     The Convertible Preferred Shares are non-redeemable at the call of the Company or at the option of the holder.

10.     PROTECTION OF THE CONVERTIBLE PREFERRED SHAREHOLDERS

     10.1 The Company agrees with and undertakes to each holder of Convertible Preferred Share(s) that, so long as any Convertible Preferred Share is outstanding:

(A)	the Company shall ensure that all Common Shares issued upon any conversion will be duly and validly allotted and issued, fully paid or credited as fully paid, and free from all liens, charges and encumbrances;

(B)	the Company shall not in any way vary the rights attached to any class or series of shares, or attach any restriction to any class or series of shares, to the extent that such variation would have the effect of varying the rights attaching to the Convertible Preferred Shares, unless with prior written approval of 75% of the holders of Convertible Preferred Shares;

(C)	the Company shall procure that at no time shall there be in issue shares of different nominal values;

APPENDIX III	TERMS OF THE CONVERTIBLE PREFERRED SHARES

(D)	the Company shall not without prior written approval of 75% of the holders of Convertible Preferred Shares take any step to or so as to liquidate, dissolve or wind up the Company or any of its subsidiaries unless such liquidation, dissolution or winding up would not have a Material Adverse Effect (as defined in the Subscription Agreement).

10.2	The Company shall not make any reduction or redemption of capital, share premium account or capital redemption reserve involving repayment of money to its shareholders or reduce any uncalled liability in respect of any issued share unless in any such case: (i) it gives rise, or would but for the provisions of paragraph 3.6 give rise, to an adjustment of the Conversion Rate in accordance with that paragraph 3.6; (ii) the holder of the Convertible Preferred Shares is entitled to receive any benefit of such repayment or reduction of liability; or (iii) with prior written approval of 75% of the holders of Convertible Preferred Shares.

10.3	The Company shall not enter into any agreement, instrument or other document whatsoever binding on it which may result in any breach of the memorandum and articles of association of the Company.

APPENDIX IV	DILUTION EFFECT OF THE CONVERTIBLE
PREFERRED SHARES ON THE SHAREHOLDING
STRUCTURE OF THE COMPANY

EFFECT OF DILUTION ON THE SHARE CAPITAL OF THE COMPANY BASED ON AN ADJUSTED CONVERSION PRICE WHICH EQUALS TO THE LOWEST MARKET PRICE OF ORDINARY SHARES OF THE COMPANY IN THE PREVIOUS 12 MONTHS PRIOR TO THE LATEST PRACTICABLE DATE

     The shareholding structure of the Company may be further changed if the Conversion Rate for the Convertible Preferred Shares is adjusted pursuant to the adjustment provisions of the terms thereof (as described in the section ‘‘I The Investor Subscription — A. Investor Subscription Agreement — Adjustment to Conversion Rate’’ and ‘‘II The Datang Further Subscription — B. The Datang Further Subscription Agreement — Adjustment to Conversion Rate’’ in the Letter from the Board in this circular).

     As an illustration, if the Conversion Rate is adjusted by reference to the lowest market price of the Ordinary Shares of the Company in the 12 months preceding the Latest Practicable Date, being HK$0.490 per Ordinary Share, the shareholding structure of the Company (i) as at the Latest Practicable Date, (ii) immediately after completion of the Investor Subscription but before the Datang Further Subscription and (iii) immediately after completion of the Investor Subscription and the Datang Further Subscription, assuming full conversion of the Convertible Preferred Shares into Ordinary Shares, full exercise of the Warrants and full conversion of the Warrant Preferred Shares into Ordinary Shares based on an adjusted effective conversion price of HK$0.490 per Ordinary Share (being the lowest market price of the Ordinary Shares of the Company in the previous 12 months prior to the Latest Practicable Date), and that there will be no change in the shareholding structure of the Company immediately between the Latest Practicable Date and such adjustment is shown in the table on the following page.

APPENDIX IV	DILUTION EFFECT OF THE CONVERTIBLE
PREFERRED SHARES ON THE SHAREHOLDING
STRUCTURE OF THE COMPANY

				Immediately after completion			Immediately after completion
				of the Investor Subscription but			of the Investor Subscription
	As at the			without Datang Further			and Datang Further
Name of Shareholder	Latest Practicable Date			Subscription			Subscription
	Number of		Approximate	Number of		Approximate	Number of		Approximate
	Shares		%	Shares		%	Shares		%
Ordinary Shares
Datang	5,227,132,761		19.07	5,227,132,761		16.25	5,227,132,761		15.70
Shanghai Industrial	2,143,277,340		7.82	2,143,277,340		6.66	2,143,277,340		6.44
TSMC	1,789,493,218		6.53	1,789,493,218		5.56	1,789,493,218		5.38
Investor	13,637,000	1	0.05	13,637,000	2	0.04	13,637,000	2	0.04
Public Shareholders	18,239,521,765		66.53	18,239,521,765		56.69	18,239,521,765		54.78

Sub-total	27,413,062,084		100.00	27,413,062,084		85.20	27,413,062,484		82.34

Ordinary Shares from full conversion of Convertible Preferred Shares

Datang	—		—	—		—	934,525,440		2.81
Investor	—		—	3,966,479,590		12.33	3,966,479,590		11.91

Sub-total	—		—	3,966,479,590		12.33	4,901,005,030		14.72

Ordinary Shares from full conversion of Warrants Preferred Shares assuming full exercise of the Warrants

Datang	—		—	—		—	186,905,080		0.56
Investor	—		—	793,295,910		2.47	793,295,910		2.38

Sub-total	—		—	793,295,910		2.47	980,200,990		2.94

Total Ordinary Shares assuming full conversion of Convertible Preferred Shares and full conversion of Warrant Preferred Shares assuming full exercise of the Warrants

Datang	5,227,132,761		19.07	5,227,132,761		16.25	6,348,563,281		19.07
Shanghai Industrial	2,143,277,340		7.82	2,143,277,340		6.66	2,143,277,340		6.44
TSMC	1,789,493,218		6.53	1,789,493,218		5.56	1,789,493,218		5.38
Investor	13,637,000	1	0.05	4,773,412,500	2	14.84	4,773,412,500	2	14.33
Public Shareholders	18,239,521,765		66.53	18,239,521,765		56.69	18,239,521,765		54.78

Total	27,413,062,084		100.00	32,172,837,584		100.00	33,294,268,104		100.00

Note 1:
The Investor itself does not directly hold any shares in the Company. China Investment Corporation, of which the Investor is a wholly-owned subsidiary, was interested, directly or indirectly, in 13,637,000 Ordinary Shares as at the Latest Practicable Date.

Note 2:	Assuming, for the purpose of this circular, that no disposal of the 13,637,000 Ordinary Shares has taken place.

APPENDIX V	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

    This document, for which the directors of the issuer collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the issuer. The directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

DISCLOSURE OF INTERESTS

(a)     Directors’ interests

    Save as disclosed below, as at the Latest Practicable Date, none of the Directors had any interests or short positions in the Ordinary Shares, underlying Ordinary Shares and debentures of the Company or any associated company (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

			Percentage of
			Aggregate Interests to
			Total Issued Share
Name of Director	Nature of Interest	Number of shares	Capital
Chen Shanzhi	Personal Interest(1)	3,145,319	0.011%

Gao Yonggang	Personal Interest(1)	3,145,319	0.011%

Jiang Shang Zhou	Personal Interest(2)	15,674,388
	Personal Interest(3)	6,717,594
	Personal Interest(5)	1,000,000

Total:		23,391,982	0.085%

Tsuyoshi Kawanishi	Personal Interest(2)	3,134,877
	Personal Interest(5)	1,000,000
	Personal Interest(6)	500,000
	Personal Interest(7)	1,500,000

Total:		6,134,877	0.022%

Lip-Bu Tan	Personal Interest(2)	3,134,877
	Personal Interest(5)	1,000,000
	Personal Interest(6)	500,000

Total:		4,634,877	0.017%

David N.K. Wang	Personal Interest(2)	62,697,553
	Personal Interest(4)	26,870,379

Total:		89,567,932	0.327%

APPENDIX V	GENERAL INFORMATION

       Notes:

(1)	On 24 May 2010, each of Mr. Chen and Mr. Gao was granted an option to purchase 3,145,319 ordinary shares at a price per ordinary share of HK$ 0.59. These options will expire on the earlier of 23 May 2020 or 120 days after termination of the director’s service to the Board. As at the Latest Practicable Date, none of these options have been exercised.

(2)	On 23 February 2010, Mr. Jiang and Dr. Wang were granted an option to purchase 15,674,388 and 62,697,553 ordinary shares, respectively, at a price per ordinary share of HK$0.77. On the same day, each of Mr. Kawanishi and Mr. Tan was granted with an option to purchase 3,134,877 ordinary shares, at a price per ordinary share of HK$0.77. These options will expire on the earlier of 22 February 2020 or 120 days after termination of the director’s service to the Board. As at Latest Practicable Date, none of these options have been exercised.

(3)	On 23 February 2010, Mr. Jiang was granted an award of 6,717,594 Restricted Share Units (each representing the right to receive one ordinary share) pursuant to our 2004 Equity Incentive Plan. These Restricted Share Units will be fully vested on 23 February 2014.

(4)	On 23 February 2010, Dr. Wang was granted an award of 26,870,379 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to our 2004 Equity Incentive Plan. These Restricted Share Units will be fully vested on 23 February 2014.

(5)	On 17 February 2009, each of Mr. Jiang, Mr. Kawanishi and Mr. Tan and was granted an option to purchase 1,000,000 ordinary shares at a price per ordinary share of HK$0.27. These options will expire on the earlier of 17 February 2019 or 120 days after termination of the director’s service to the Board. As at the Latest Practicable Date, none of these options have been exercised.

(6)	On 29 September 2006, each of Mr. Kawanishi and Mr. Tan was granted an option to purchase 500,000 ordinary shares at a price of US$0.132 per ordinary share. These options will expire on the earlier of 29 September 2016 or 120 days after termination of the director’s service to the Board. As at the Latest Practicable Date, these options have not been exercised. Mr. Jiang Shang Zhou has declined receipt of such option.

(7)	Mr. Kawanishi has been granted options to purchase an aggregate of 1,500,000 ordinary shares, if fully exercised. These options will be expired on 10 July 2012 and 14 January 2014 respectively. As at the Latest Practicable Date, none of these options have been exercised.

    The shareholdings set forth above excludes Ordinary Shares beneficially owned by entities affiliated with the Directors. Each of the Directors disclaims beneficial ownership of the Ordinary Shares beneficially owned by such affiliated entity, except to the extent of such Director’s pecuniary interest therein as disclosed above.

APPENDIX V	GENERAL INFORMATION

(b)     Substantial Shareholders

    Save as disclosed below, the Directors are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and its subsidiaries:

	Number of
Name of Shareholder	Shares Owned		Percentage Owned
Datang Telecom Technology & Industry	5,227,132,761		19.07%
Holdings Co., Ltd (‘‘Datang”)	(long position)	(1)	(long position)

Taiwan Semiconductor Manufacturing	1,789,493,218		6.53%
Company Limited (‘‘TSMC’’)	(long position)	(2)	(long position)

	707,899,976		2.58%
	(long position)	(3)	(long position)

Total:	2,497,393,194		9.11%
	(long position)	(3)	(long position)

Shanghai Industrial Investment	310,008,000		1.13%
(Holdings) Company Limited (‘‘SIIC’’)	(long position)	(4)	(long position)

	1,833,269,340		6.69%
	(long position)	(5)	(long position)

Total:	2,143,277,340		7.82%
	(long position)		(long position)

Notes:

(1)	All such Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang.

(2)	On 9 November 2009, the Company entered into a share and warrant issuance agreement with TSMC whereupon the Company conditionally agreed to issue to TSMC 1,789,493,218 ordinary shares and a warrant (exercisable within three years of issuance) to subscribe for 695,914,030 shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share (the ‘‘Warrant’’), subject to receipt of required government and regulatory approvals. The 1,789,493,218 ordinary shares and the Warrant were issued to TSMC on 5 July 2010, pursuant to the share and warrant issuance agreement.

(3)	As at the Latest Practicable Date, the number of shares deliverable to TSMC upon exercise of the Warrant was adjusted to 707,899,976 and as a result, TSMC was interested in 2,497,373,194 shares in total by virtue of the SFO. TSMC has not exercised any of the Warrant.

APPENDIX V	GENERAL INFORMATION

(4)	All such ordinary shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(5)	All such shares are held by S.I. Technology Production Holdings Limited (‘‘SITPHL’’) which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (‘‘SIFHCL’’) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (‘‘SIFHL’’). By virtue of the SFO, SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. As at the Latest Practicable Date, the Company’s Director, Zhou Jie, is an executive director and the executive vice president of SIIC. He is also an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited. It is the Company’s understanding that voting and investment control over the Shares beneficially owned by SIIC are maintained by the board of directors of SIIC.

MATERIAL CHANGES

    As at the Latest Practicable Date and save as previously announced by the Company, the Directors were not aware of any material adverse changes in the financial and trading position of the Group since 31 December 2010, the date of the latest published audited accounts of the Group.

DIRECTORS’ INTEREST IN SERVICE CONTRACTS

    None of the Directors has entered into a service contract with any member of the Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation)).

OTHER INTERESTS OF THE DIRECTORS

    As at the Latest Practicable Date:

(a)	none of the Directors had any direct or indirect interest in any assets which have been, since the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(b)	none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which contract or arrangement is subsisting as at the date of this circular and which is significant in relation to the business of the Group; and

(c)	none of the Directors has any material interest in the Datang Further Subscription, other than Mr. Gao Yonggang and Mr. Chen Shanzhi (being directors of the Company nominated by Datang) who have abstained from voting on the board resolutions relating to the Datang Further Subscription.

APPENDIX V	GENERAL INFORMATION

EXPERT AND CONSENT

    The following is the expert who has given opinion contained in this circular and its qualification:

Name	Qualification
Guangdong Securities
A licensed corporation to carry out type 1 (dealing in securities), type 2 (dealing in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO

    Guangdong Securities has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

    As at the Latest Practicable Date, Guangdong Securities was not beneficially interested in the share capital of any member of the Group nor has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

    As at the Latest Practicable Date, Guangdong Securities did not have any direct or indirect interest in any assets which have been, since the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, proposed to be acquired or disposed of by or leased to any member of the Group.

DOCUMENTS AVAILABLE FOR INSPECTION

    Copies of the following documents will be available for inspection at Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong during normal business hours on any weekday, excluding public holidays, from 11 May 2011 to 27 May 2011:

(a)	the Datang Further Subscription Agreement;

(b)	the Datang Warrant Agreement;

(c)	the letter from the Independent Board Committee, the text of which is set out in Appendix 1 to this circular;

(d)	the letter of advice from Guangdong Securities to the Independent Board Committee, the text of which is set out in Appendix II to this circular;

(e)	the written consent of Guangdong Securities referred to in this appendix; and

(f)	this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Semiconductor Manufacturing International Corporation
(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

(1) SUBSCRIPTION OF CONVERTIBLE PREFERRED SHARES AND
WARRANTS BY COUNTRY HILL LIMITED, A WHOLLY-OWNED
SUBSIDIARY OF CHINA INVESTMENT CORPORATION
(2) PRE-EMPTIVE SUBSCRIPTION OF CONVERTIBLE PREFERRED
SHARES AND WARRANTS BY DATANG HOLDINGS (HONGKONG)
INVESTMENT COMPANY LIMITED
(3) PROPOSED SPECIAL MANDATE AND FURTHER SPECIAL
MANDATE TO ISSUE CONVERTIBLE PREFERRED SHARES,
WARRANTS, AND ORDINARY SHARES ON CONVERSION OF THE
CONVERTIBLE PREFERRED SHARES
(4) NOTICE OF EXTRAORDINARY GENERAL MEETING

    NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (‘‘EGM’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) will be held on 27 May 2011 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 3 p.m. for the purpose of transacting the following business:

ORDINARY RESOLUTIONS

    To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

1.	‘‘THAT:

	(A)	subject to and conditional upon the approval of The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’):

		(i)	the allotment and issue of 360,589,053 convertible preferred shares with a par value of US$0.0004 each in the share capital of the Company the terms of which are set out in the document entitled ‘‘Rights of the Convertible Preferred Shares’’ (a copy of which is tabled at the meeting and marked ‘‘A’’ and initialled by the chairman of the meeting for identification purpose) (the ‘‘Convertible Preferred Shares’’) to Country Hill Limited (the ‘‘Investor Initial Convertible Preferred Shares’’) on the terms and conditions of the subscription agreement dated 18 April 2011 between the Company and Country Hill Limited (the ‘‘Investor Subscription Agreement’’) be approved;

* for identification purposes only

NOTICE OF EXTRAORDINARY GENERAL MEETING

	(ii)	the allotment and issue of 72,117,810 warrants (the ‘‘Investor Warrants’’) for the subscription of 72,117,810 Convertible Preferred Shares (the ‘‘Investor Warrant Preferred Shares’’) on the terms and conditions of the Investor Subscription Agreement and a warrant agreement (the form of which is set out in the Investor Subscription Agreement) to be entered into between the Company and Country Hill Limited (the ‘‘Investor Warrant Agreement’’) be approved; and

	(iii)	the allotment and issue of the Investor Warrant Preferred Shares upon the exercise of the Investor Warrants on the terms and conditions of the Investor Warrant Agreement be approved;

(B)	subject to and conditional upon the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the ordinary shares of par value US$0.0004 each in the share capital of the Company issuable upon the conversion of the Investor Initial Convertible Preferred Shares and the Investor Warrant Preferred Shares in accordance with their terms (including those ordinary shares issuable as a result of any adjustment to the conversion rate pursuant to their terms), the allotment and issue of the ordinary shares on conversion of the Investor Initial Convertible Preferred Shares and the Investor Warrant Preferred Shares (including those Ordinary Shares issuable as a result of any adjustment to the conversion rate) (‘‘Investor Converted Ordinary Shares’’) be approved; and

(C)	any one director of the Company be and is hereby authorised to execute all such documents, instruments and agreements and to do all such acts or things as he considers to be necessary, appropriate, desirable or expedient for the purpose of or in connection with the allotment and issue of the Investor Initial Convertible Preferred Shares, the Investor Warrants, the Investor Warrant Preferred Shares and/or the Investor Converted Ordinary Shares.’’

NOTICE OF EXTRAORDINARY GENERAL MEETING

2.	‘‘THAT:

	(A)	subject to and conditional upon the approval of the Stock Exchange:

		(i)	the allotment and issue of 84,956,858 Convertible Preferred Shares to Datang Holdings (Hongkong) Investment Company Limited (the ‘‘Datang Pre-emptive Preferred Shares’’) the terms of which are referred to in Resolution 1(A)(i) on the terms and conditions of the subscription agreement dated 5 May 2011 between the Company and Datang Holdings (Hongkong) Investment Company Limited (the ‘‘Datang Further Subscription Agreement’’) be approved;

		(ii)	the allotment and issue of 16,991,371 warrants (the ‘‘Datang Pre-emptive Warrants’’) for the subscription of 84,956,858 Convertible Preferred Shares (the ‘‘Datang Warrant Preferred Shares’’) on the terms and conditions of the Datang Further Subscription Agreement and a warrant agreement (the form of which is set out in the Datang Further Subscription Agreement) to be entered into between the Company and Datang Holdings (Hongkong) Investment Company Limited (the ‘‘Datang Warrant Agreement’’) be approved; and

		(iii)	the allotment and issue of the Datang Warrant Preferred Shares upon the exercise of the Datang Pre-emptive Warrants on the terms and conditions of the Datang Warrant Agreement be approved;

	(B)	subject to and conditional upon the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the ordinary shares of par value US$0.0004 each in the share capital of the Company issuable upon the conversion of the Datang Pre-emptive Preferred Shares and the Datang Warrant Preferred Shares in accordance with their terms (including those ordinary shares issuable as a result of any adjustment to the conversion rate pursuant to their terms), the allotment and issue of the ordinary shares on conversion of the Datang Pre-emptive Preferred Shares and the Datang Warrant Preferred Shares (including those ordinary shares issuable as a result of any adjustment to the conversion rate) (the ‘‘Datang Converted Ordinary Shares’’) be approved; and

NOTICE OF EXTRAORDINARY GENERAL MEETING

(C)	any one director of the Company be and is hereby authorised to execute all such documents, instruments and agreements and to do all such acts or things as he considers to be necessary, appropriate, desirable or expedient for the purpose of or in connection with the allotment and issue of the Datang Pre-emptive Preferred Shares, the Datang Pre-emptive Warrants, the Datang Warrant Preferred Shares and/or the Datang Converted Ordinary Shares.’’

By Order of the Board
Anne Wai Yui Chen
Company Secretary

Hong Kong, 11 May 2011

Principal place of business:
18 Zhangjiang Road
PuDong New Area
Shanghai 201203
People’s Republic of China

Registered office:
PO Box 309, Ugland House,
Grand Cayman, KY1-1104,
Cayman Islands.

Members of the Board:
Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.	The register of members of the Company will be closed from, 25 May 2011 to 27 May 2011 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 27 May 2011, the record date for the EGM, will be entitled to attend and vote at the EGM.

4.	Shareholders are advised to read the circular of the Company dated 11 May 2011 which contains information concerning the resolutions to be proposed at the EGM.

5.	The voting at the EGM will be taken by a poll.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs")
REPRESENTING ORDINARY SHARES OF
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.
FOLD AND DETACH HERE

		FOR	AGAINST

	Res. 1	☐	☐

	Res. 2	☐	☐

Address Change	☐	Mark box, sign and indicate changes/comments below:		Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above.		☐

				Sign Below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Semiconductor Manufacturing International Corporation
Ordinary Resolutions

1.	(A)	(i)	To approve the allotment and issue of the Investor Initial Convertible Preferred Shares on the terms and conditions of the Investor Subscription Agreement.#

(ii)
To approve the allotment and issue of the Investor Warrants for the subscription of the Investor Warrant Preferred Shares on the terms and conditions of the Investor Subscription Agreement and the Investor Warrant Agreement.#

		(iii)	To approve the allotment and issue of the Investor Warrant Preferred Shares upon the exercise of the Investor Warrants on the terms and conditions of the Investor Warrant Agreement.#

	(B)	To approve the allotment and issue of the Investor Converted Ordinary Shares issuable upon conversion of the Investor Initial Preferred Shares and the Investor Warrant Preferred Shares.#

	(C)	To authorise any one director of the Company to execute all such documents, instruments and agreements and to do all such acts or things as he considers to be necessary, appropriate, desirable or expedient for the purpose of or in connection with the allotment and issue of the Investor Initial Convertible Preferred Shares, the Investor Warrants, the Investor Warrant Preferred Shares and/or the Investor Converted Ordinary Shares.#

2.	(A)	(i)	To approve the allotment and issue of the Datang Pre-emptive Preferred Shares on the terms and conditions of the Datang Further Subscription Agreement.#

		(ii)	To approve the allotment and issue of the Datang Pre-emptive Warrants on the terms and conditions of the Datang Further Subscription Agreement and the Datang Warrant Agreement.#

		(iii)	To approve the allotment and issue of the Datang Pre-emptive Warrants on the terms and conditions of the Datang Warrant Agreement.#

	(B)	To approve the allotment and issue of the Datang Converted Ordinary Shares issuable upon the conversion of the Datang Pre-emptive Preferred Shares and the Datang Warrant Preferred Shares.#

(C)
To authorise any one director of the Company to execute all such documents, instruments and agreements and to do all such acts or things as he considers to be necessary, appropriate, desirable or expedient for the purpose of or in connection with the allotment and issue of the Datang Pre-emptive Preferred Shares, the Datang Pre-emptive Warrants, the Datang Warrant Preferred Shares and/or the Datang Converted Ordinary Shares.#

# The full text of the resolution is set out in the Notice of Extraordinary General Meeting.

Semiconductor Manufacturing International Corporation JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China, on Friday, May 27, 2011, at 3:00 p.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., May 23, 2011. Only the registered holders of record at the close of business on April 15, 2011, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of April 15, 2011, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., May 23, 2011.

For more information regarding the Meeting please visit the Company’s website at http://www.smics.com/WebMaintain/jsp/regulatoryENFinalFilings.jsp. If you wish to obtain a hard copy of the Notice of Extraordinary General Meeting free of charge, you may do so by calling JPMorgan Shareholder Service Center at 1 (800) 990-1135 or by emailing jpmorgan.adr@wellsfargo.com.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 12 May, 2011	By:	/s/ Dr. David N.K. Wang
Name: Dr. David N.K. Wang
Title: President, Chief Executive Officer, Executive Director